     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 7, 1995

                                                      REGISTRATION NO. 33-
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                   FORM S-2
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                       COLONIAL DATA TECHNOLOGIES CORP.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               DELAWARE                              04-2763229
    (STATE OR OTHER JURISDICTION OF        (I.R.S. EMPLOYER IDENTIFICATION
    INCORPORATION OR ORGANIZATION)                     NUMBER)


    80 PICKETT DISTRICT ROAD, NEW MILFORD, CONNECTICUT 06776 (203) 355-3178 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

WALTER M. FIEDEROWICZCOLONIAL DATA TECHNOLOGIES CORP. 80 PICKETT DISTRICT ROAD
                 NEW MILFORD, CONNECTICUT 06776 (203) 355-3178
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ----------------

                                  COPIES TO:
  THOMAS L. FAIRFIELD, ESQ. LEBOEUF,     DEAN F. HANLEY, ESQ. FOLEY, HOAG &
 LAMB, GREENE & MACRAE, L.L.P. GOODWIN  ELIOT ONE POST OFFICE SQUARE BOSTON,
  SQUARE, 225 ASYLUM STREET HARTFORD,    MASSACHUSETTS 02109 (617) 832-1000
   CONNECTICUT 06103 (203) 293-3500

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable following the effective date of this Registration Statement.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [_]

  If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to item 11(a)(1) of this Form, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ----------------

                        CALCULATION OF REGISTRATION FEE
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

  TITLE OF EACH CLASS OF SECURITIES       PROPOSED MAXIMUM        AMOUNT OF
        TO BE REGISTERED (1)          AGGREGATE OFFERING PRICE REGISTRATION FEE
- -------------------------------------------------------------------------------
Common Stock, $0.01 par value.......       $47,121,250(1)          $16,249

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
(1) Estimated solely for purposes of calculation of the registration fee in accordance with Rule 457(c) and Rule 457(o) under the Securities Act of 1933 and based upon the average of the high and low prices as reported by the American Stock Exchange on June 2, 1995.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

  The Exhibit Index appears on page     of the sequentially numbered pages of
this Registration Statement. This Registration Statement, including exhibits,
contains     pages.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                   CROSS REFERENCE SHEET SHOWING THE LOCATION
                   IN THE PROSPECTUS OF THE ITEMS ON FORM S-2

             ITEM AND CAPTION                      LOCATION IN PROSPECTUS
             ----------------                      ----------------------
  1. Forepart of the Registration
      Statement and Outside Front Cover
      Page of Prospectus.................   Outside Front Cover Page

  2. Inside Front and Outside Back Cover
      Pages of Prospectus................   Inside Front and Outside Back Cover
                                             Pages
  3. Summary Information, Risk Factors
      and Ratio of Earnings to Fixed
      Charges............................   Prospectus Summary; Risk Factors

  4. Use of Proceeds.....................   Use of Proceeds

  5. Determination of Offering Price.....   *

  6. Dilution............................   *

  7. Selling Security Holders............   Principal and Selling Stockholders

  8. Plan of Distribution................   Underwriting

  9. Description of Securities to be
      Registered.........................   Outside Front Cover Page;
                                             Description of Capital Stock
 10. Interests of Named Experts and
      Counsel............................   Legal Matters; Experts

 11. Information with Respect to the
      Registrant.........................   Prospectus Summary; Risk Factors;
                                             Selected Consolidated Financial
                                             Data; Management's Discussion and
                                             Analysis of Financial Condition and
                                             Results of Operations; Business;
                                             Management; Price Range of Common
                                             Stock; Principal and Selling
                                             Stockholders; Consolidated
                                             Financial Statements; Description
                                             of Capital Stock; Shares Eligible
                                             for Future Sale

 12. Incorporation of Certain Information
      by Reference.......................   Incorporation of Information by
                                             Reference

 13. Disclosure of Commission Position on
      Indemnification for Securities Act
      Liabilities........................   *

- --------
* Not Applicable

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             SUBJECT TO COMPLETION
                               DATED JUNE  , 1995
PROSPECTUS

                                2,200,000 SHARES
  [LOGO OF
COLONIAL DATA           COLONIAL DATA TECHNOLOGIES CORP.
TECHNOLOGIES CORP.
 APPEARS HERE]
                                  COMMON STOCK

Of the 2,200,000 shares of Common Stock offered hereby, 1,500,000 shares are being issued and sold by Colonial Data Technologies Corp. ("CDT" or the "Company"), and 700,000 shares are being sold by the Selling Stockholders. The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling Stockholders".

The Common Stock is listed on the American Stock Exchange under the symbol "CDT". The last reported sale price for the Common Stock on June , 1995 was
$    per share. See "Price Range of Common Stock".

                                  -----------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                SEE "RISK FACTORS" AT PAGE 6 OF THIS PROSPECTUS.

                                  -----------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                                  PROCEEDS TO
                       PRICE TO     UNDERWRITING   PROCEEDS TO      SELLING
                        PUBLIC      DISCOUNT(1)     COMPANY(2)    STOCKHOLDERS
- ------------------------------------------------------------------------------
Per Share.........       $              $              $              $
- ------------------------------------------------------------------------------
Total(3)..........      $              $              $              $

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting".
(2) Before deducting expenses of the offering payable by the Company and the
    Selling Stockholders, estimated at $    and $   , respectively.
(3) The Company and certain Selling Stockholders have granted to the Underwriters a 30-day option to purchase up to an aggregate of 330,000 additional shares of Common Stock solely to cover over-allotments, if any. If this option is exercised in full, the total Price to Public, Underwriting Discount, Proceeds to Company, and Proceeds to Selling
    Stockholders will be    ,    ,     and    , respectively. See
    "Underwriting".

                                  -----------

The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that certificates for such shares will be available for delivery at the offices of First Albany Corporation, Albany,
New York, on or about       , 1995.

FIRST ALBANY CORPORATION
                           NATWEST SECURITIES LIMITED
                                                          VOLPE, WELTY & COMPANY

                                  JUNE  , 1995

Colonial Data provides telecommunications companies with products and services to support their deployment of intelligent network services...


 .  The Company leases Caller ID
   equipment to US West
   subscribers to lower the initial
   consumer outlay for the
   intelligent network service.

 .  Bell Atlantic has retained
   Colonial Data to develop and
   implement marketing programs
   for intelligent network services.

 .  NYNEX purchases Colonial Data
   Caller ID adjunct devices for use              [PHOTO APPEARS HERE]
   in targeted giveaway programs to
   attract new subscribers.

 .  US West uses Colonial Data as
   its sole fulfillment provider for a
   new generation of integrated
   Caller ID & Call Waiting adjunct
   devices.

 .  Colonial Data has entered into a
   strategic alliance with US Order
   to manufacture and market ADSI-
   based smart telephones to the
   telecommunications industry.


- --------------------------------------------------------------------------------
IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK
OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE AMERICAN STOCK EXCHANGE, IN
THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY
BE DISCONTINUED AT ANY TIME.
- -------------------------------------------------------------------------------
                               ----------------

                               PROSPECTUS SUMMARY

  The following is qualified in its entirety by the more detailed information and Consolidated Financial Statements and Notes appearing elsewhere in this Prospectus.

                                  THE COMPANY

The Company designs, develops and markets telecommunications products that support intelligent network services being developed and implemented by the regional Bell operating companies ("RBOCs") and other telephone operating companies ("telcos"). In recent years, CDT has concentrated its product development and marketing efforts on products that support Caller ID, an intelligent network service that allows subscribers to view the telephone number and the directory name of a calling party before the call is answered, and to store that information in memory. The Company also repairs and refurbishes telecommunications products for commercial customers and provides other services that support the development and implementation of intelligent network services.

The Company has become a leading provider of Caller ID equipment, having sold or leased more than 3,000,000 units. The Company is also the largest lessor of such equipment in the United States, with over 500,000 leased units in service as of May 31, 1995. The Company currently offers 14 models of Caller ID adjunct units and three models of screen telephones with integrated Caller ID. CDT also introduced an adjunct unit, known as SCWID, in April 1995 that allows Caller ID to work with Call Waiting. CDT recently expanded its Caller ID presence through its acquisition of the Canadian Caller ID business of TIE/communications, Inc. in May 1995.

Caller ID is one of several intelligent network services being offered by telcos as a way of generating additional revenues from existing subscribers. Caller ID is the first such service to require specialized subscriber telephone equipment. Availability of Caller ID service has expanded rapidly over the last several years and, as of June 1, 1995, the service had been approved in 47 states. The Company estimates that as of that date, subscriber enrollment was approximately 6% of total subscribers in available areas, which is much lower than enrollment rates for certain other intelligent network services such as Call Waiting, which has achieved 40% market penetration in certain available areas. Accordingly, the Company believes that significant potential growth opportunities exist as telcos increase their efforts to promote Caller ID and as market acceptance of Caller ID increases. The Company also believes that its SCWID unit will further enhance the value of both Caller ID and Call Waiting.

CDT is positioning itself to take advantage of other opportunities arising from development of intelligent network services. In January 1995, CDT established a strategic alliance with US Order to jointly develop an Analog Display Services Interface ("ADSI")-compatible "smart telephone", a telephone with a central processing unit, a backlit display screen, a keyboard, a magnetic stripe card reader and memory. CDT will manufacture and exclusively market this smart telephone to RBOCs and other telcos. This smart telephone is designed to make intelligent network services more accessible to telephone subscribers. In May 1995, the Company and Barry Blau & Partners, Inc., the third largest direct marketing firm in the United States, formed a joint venture to market intelligent network services to end users on behalf of RBOCs. The joint venture, Worldwide Telecom Partners, Inc., commenced business in May 1995 with an engagement to market Caller ID services to Bell Atlantic customers in New Jersey.

The Company distributes its products through direct fulfillment sales and leasing arrangements with telcos and sales to telcos, retailers and other equipment manufacturers. The Company's principal customers include US West, NYNEX, BellSouth and Sears. CDT also has established direct fulfillment relationships with Bell Atlantic, BellSouth, Ameritech and Frontier.

The Company believes its success is a result of increased availability and market acceptance of Caller ID and other intelligent network services, CDT's strong relationships with telcos, retailers and other equipment manufacturers, its ability to develop and provide advanced Caller ID products, and its focus on lowering production costs. The Company actively assists RBOCs and other telcos in offering intelligent network services through innovative programs, such as the leasing program developed with US West. CDT's long-standing relationships with the telcos and Bellcore, the research entity funded jointly by the RBOCs and other telcos, enable the Company to stay informed of and respond to technological developments relating to intelligent network services generally and to Caller ID specifically. The Company also believes that its repair and refurbishment capabilities increase and diversify its revenue base and strengthen its relationships with its telco customers.

Colonial Data Technologies Corp. was incorporated in 1982, became a Massachusetts corporation in 1983 and was redomiciled in Delaware in May 1995. The Company's principal executive offices are located at 80 Pickett District Road, New Milford, Connecticut 06776, and its telephone number is (203) 355-3178.

                                  RISK FACTORS

The Common Stock offered hereby involves a high degree of risk. See "Risk Factors".

                                  THE OFFERING

 Common Stock offered by the Company............... 1,500,000 shares
 Common Stock offered by the Selling Stockholders.. 700,000 shares
 Common Stock to be outstanding after the Offering. 15,242,384 shares(1)
 Use of proceeds by the Company.................... For general corporate purposes, including
                                                    financing the Company's
                                                    leasing activities, new
                                                    product introductions,
                                                    working capital, expansion
                                                    of research and development
                                                    activities and expansion of
                                                    customer service, sales and
                                                    marketing operations. See
                                                    "Use of Proceeds".
 AMEX symbol....................................... CDT

- --------
(1) Excludes 517,717 shares of Common Stock issuable upon exercise of options and warrants outstanding at May 31, 1995, and includes 150,598 shares to be purchased by Selling Stockholders pursuant to the exercise of options and warrants outstanding at that date and sold in connection with this offering. Also gives effect to the issuance of 170,743 shares of Common Stock by the Company on June 8, 1995 in exchange for 230,000 shares of US Order common stock. See "Principal and Selling Stockholders" and "Business--Products and Services".

                         SUMMARY FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                THREE MONTHS ENDED
                                YEAR ENDED DECEMBER 31,              MARCH 31,
                         -------------------------------------- -------------------
                          1990    1991   1992    1993    1994    1994      1995
                         ------- ------ ------- ------- ------- ------- -----------
STATEMENT OF EARNINGS
 DATA:
  Revenues.............. $11,029 $8,006 $ 9,722 $17,439 $36,829 $ 6,043   $15,206
  Gross profit..........   3,647  2,564   2,913   5,235  12,601   1,926     6,105
  Income from opera-
   tions................     884    252     551   2,053   6,300     889     3,838
  Net income............     544     47     311   1,103   3,578     495     2,414
  Net income per share.. $   .06 $  .00 $   .03 $   .10 $   .30 $   .04   $   .18
  Fully diluted weighted
   average shares
   outstanding..........   9,558  9,623  10,849  10,910  11,806  11,292    13,764
OTHER OPERATING DATA:
  Caller ID units sold..     155    200     245     410     987     145       407
  Leased Caller ID units
   in service at end of
   period...............     --     --        9     180     440     193       475
                                      DECEMBER 31,                MARCH 31, 1995
                         -------------------------------------- -------------------
                                                                            AS
                          1990    1991   1992    1993    1994   ACTUAL  ADJUSTED(1)
                         ------- ------ ------- ------- ------- ------- -----------
BALANCE SHEET DATA:
  Working capital....... $ 2,428 $3,902 $ 4,076 $ 2,326 $23,930 $17,518   $44,863
  Equipment.............     589    612     795   3,272   5,755   6,767     6,767
  Total assets..........   6,043  5,772   5,641  10,487  33,133  36,987    67,146
  Short- and long-term
   borrowings...........   2,174    646     183   2,130   2,000     --        --
  Stockholders' equity..   3,017  4,514   4,825   6,082  28,353  31,082    61,820

- --------
(1) Adjusted to reflect the sale of shares of Common Stock offered by the Company hereby at an assumed public offering price of $19 per share, the exercise of 81,522 stock options at an exercise price of $.21 per share and related income tax benefit and 69,076 warrants at an exercise price of $2.92 per share by certain Selling Stockholders, and the application of the estimated net proceeds therefrom. Also gives effect to the issuance of 170,743 shares of Common Stock by the Company on June 8, 1995 in exchange for 230,000 shares of US Order common stock. See "Capitalization", "Use of Proceeds" and "Business--Products and Services".

                                ----------------

References to the "Company" or "CDT" in this Prospectus, unless the context requires otherwise, refer to Colonial Data Technologies Corp. and its subsidiaries, Colonial Technologies Corp., a Delaware corporation (the "Delaware Subsidiary"), and CDT Canada Corp., a Canadian corporation (the "Canadian Subsidiary").

Except as otherwise noted, all information contained in this Prospectus assumes that the Underwriters' over-allotment option is not exercised.

                                 RISK FACTORS

In addition to the other information in this Prospectus, the following factors should be considered carefully by prospective investors in evaluating the Company and its business before purchasing the shares of Common Stock offered hereby.

RELIANCE ON CALLER ID REVENUES

During the year ended December 31, 1994 and the three months ended March 31, 1995, 90% and 95%, respectively, of the Company's revenues were derived from sales and leases of its Caller ID units. The sale or lease of these units is directly linked to the implementation and promotion of Caller ID service by telcos. The timing of such implementation may be affected by the telcos' ability to obtain necessary regulatory approvals, by switch and software upgrades and by other factors. There can be no assurance that telcos will continue to introduce and promote this service successfully or that it will gain widespread market acceptance. Delays in the introduction of Caller ID service in local markets or failure of this service to gain widespread market acceptance would materially and adversely affect the Company's business, operating results and financial condition. Subscriber acceptance of Caller ID service to date has been and may in the future be negatively affected by various factors, including the pricing of Caller ID service and equipment, the fact that the service is currently available only when the caller is within the same local calling area as the subscriber and the ability of callers to block the display of their name and number. See "Business - Industry Background", "- Products and Services" and "- Government Regulation".

COMPETITION

The market for the Company's products is highly competitive and subject to rapid technological change. At present, the Company's principal competitors are CIDCO Incorporated ("CIDCO"), AT&T Corp. ("AT&T") and Northern Telecom Ltd. ("Northern Telecom"). The Company's Caller ID products also compete with Caller ID telephones offered by Panasonic Co. ("Panasonic"), Sony Corp. ("Sony") and Thomson Consumer Electronics, Inc. ("Thomson"). The smart telephone intended to be marketed by the Company through an alliance with US Order, Inc. ("US Order") is subject to competition from smart telephones marketed by Philips Home Services, Inc. ("Philips"), AT&T and Northern Telecom as well as other emerging platforms for interactive applications delivered through personal computers and cable television. The Company expects competition to increase in the future from existing and new competitors, possibly including telcos or other current customers, from network switch-based services and from the increased application of cellular technology. The Company's primary current and potential competitors in the market for products that support intelligent network services have substantially greater financial, marketing and technical resources than the Company. Increased competition could materially and adversely affect the Company's results of operations through price reductions and loss of market share.

The Company competes with a large number of competitors for its repair services and other services supporting the development and implementation of intelligent network services. Several of the Company's competitors in the market for such services have substantially greater financial, marketing and technological resources than the Company. There can be no assurance that the Company will be able to continue to compete successfully against its existing competitors or that it will be able to compete successfully against new competitors. See "Business - Competition".

LEASING PROGRAMS

Since 1992, the Company has leased Caller ID units to US West Communications, Inc. ("US West") subscribers through an arrangement in which US West performs the monthly billing and collections and the Company provides all other fulfillment and product support services. This program has grown from 9,000 leased units in service in 1992 to over 500,000 leased units in service as of May 31, 1995. The lease arrangements are in place in 12 states. The lease agreement provides that the lease may be cancelled at any time, and the Company treats these leases as operating leases. If US West were to terminate the program or large numbers of individual customers were to exercise their right to cancel their leases, the Company's business, operating results and financial condition would be materially and adversely affected. The Company intends to offer leasing programs to additional telco customers. However, there can be no assurance that such programs will be successfully established or maintained. Customer cancellations of existing leases could result from, among other reasons, the Company's new product introductions, including SCWID units and smart telephones, and other changes in technology. See "Business - Strategy", "- Marketing and Distribution".

CONCENTRATION OF DISTRIBUTION OF PRODUCTS AND SERVICES

The Company sells its products and services to telcos, individual telephone subscribers, other equipment manufacturers on a private label basis ("private label customers") and retail chains. In addition, the Company leases its products to individual telephone subscribers. Sales and leases to individual telco subscribers are largely dependent on direct fulfillment distribution arrangements with certain RBOCs and other telcos. Since the Company views the telcos with which it maintains direct fulfillment relationships as its customers, it considers its customer base to be highly concentrated. In 1994, the Company's five largest customers (including telcos with which the Company maintains direct fulfillment relationships) accounted for 79%, of which the top two accounted for 55%, of its revenues. In the three months ended March 31, 1995, the five largest customers accounted for 83%, of which the top two accounted for 58%, of the Company's revenues. The Company's current telco fulfillment arrangements are not exclusive and may be terminated by either party. US West, BellSouth Corp. ("BellSouth") and NYNEX Corporation ("NYNEX") each accounted for over 10% of the Company's total revenues for 1994. The loss of any one or more of the Company's major customers or the termination of its distribution arrangements with any telco could materially and adversely affect the Company's business, operating results, and financial condition. See "Business - Marketing and Distribution".

MANAGEMENT OF GROWTH; DEPENDENCE ON KEY EMPLOYEES

During recent periods, the Company has experienced a rapid rate of growth. Although the Company attempts to forecast growth accurately, there can be no assurance that it will be able to consistently make accurate forecasts. Failure to make such accurate forecasts, or the failure or inability of the Company to manage its growth successfully, could result in problems with respect, among other things, to the size or quality of the Company's work force, the adequacy of the Company's and its suppliers' production facilities, the adequacy of its management information systems and inventory controls, a high backlog of product orders and delays in customer service and support.

The Company has responded to the growth in its business by significantly increasing its service, support and administrative facilities and staff. However, there can be no assurance that the Company will be able on a timely basis to anticipate its future requirements for personnel, facilities or systems or to maintain the levels of customer service that it has provided in the past. The inability of the Company to anticipate and meet these requirements, or a decline in the quality of the Company's customer service or delays in the delivery of the Company's products could materially and adversely affect the Company's business. See "Business - Manufacturing".

The Company is highly dependent on certain key executive officers and technical employees, the loss of any of whom could have an adverse impact on the future operations of the Company. The Company may need to hire additional skilled personnel to support the continued growth of its business. Competition for such personnel is intense, and the inability to attract and retain additional qualified employees or the loss of current key employees could materially and adversely affect the Company's business, operating results and financial condition. See "Business - Employees" and "Management".

TECHNOLOGICAL CONSIDERATIONS

The Company's business activities are concentrated in fields characterized by rapid and significant technological advances. There can be no assurance that the Company will remain competitive technologically or that the

Company's products, processes, or services will continue to be reflective of such advances. Failure to introduce new products or product enhancements that achieve market acceptance on a timely basis could materially and adversely affect the Company's business, operating results and financial condition. The Company has recently introduced a new product, SCWID, which integrates Caller ID with Call Waiting, and is working with its strategic partner to develop a new smart telephone designed to enable the use of intelligent network services that are expected to be made available through telcos. There can be no assurance that these products or features will be successful, that the introduction of new products or features by the Company or its competitors will not materially and adversely affect the sales of the Company's existing products or that the Company will be able to adapt to future changes in the telecommunications industry. Most of the Company's competitors and potential competitors, such as telcos and telecommunications equipment manufacturers, have significantly greater financial, technological and research and development resources than the Company. See "Business - Products and Services", "- Product Development", "- Competition" and "- Patents, Proprietary Rights and Licenses".

LIMITED PROPRIETARY PROTECTION

The Company possesses limited patent or registered intellectual property rights with respect to its technology. Although the Company has applied for a patent on its SCWID product, there can be no assurance that a patent will be issued to the Company for the SCWID product or that such patent, if issued, will afford effective protection of the Company's technology.

The Company depends in part upon its proprietary technology and know-how to differentiate its products from those of its competitors. The Company is relying on a strategic partner for the design of a new smart telephone and works closely with third parties with respect to product design and engineering. The Company also relies on a combination of contractual rights and trade secret laws to protect its proprietary technology. There can be no assurance, however, that competitors will not obtain unauthorized access to the Company's proprietary technology, that third parties will not misuse the technology to which the Company has granted access, or that the Company's contractual or legal remedies will be sufficient to protect the Company's interests in its proprietary technology. There can be no assurance that the Company will be able to successfully develop new technology or gain access to such technology or that third parties will not be able to develop similar, alternative technology independently. Therefore, existing and potential competitors may be able to develop products that are competitive with the Company's products and such competition could adversely affect the prices for the Company's products or the Company's market share. See "Business - Patents, Proprietary Rights and Licenses".

A portion of the messaging technology used in the Company's Caller ID products is licensed on an exclusive basis from AT&T. However, AT&T has reserved for itself and its subsidiaries the right to use that technology for all purposes relating to its and its subsidiaries' business. AT&T's Caller ID patents are licensed by AT&T to the Company and others, including the Company's competitors. If the AT&T license were terminated and the Company were unable to negotiate a new patent license agreement with AT&T, the Company would no longer be authorized to manufacture or sell Caller ID products in the United States other than to the RBOCs and to AT&T, and the Company's business would be materially and adversely affected. See "Business - Patents, Proprietary Rights and Licenses".

DEPENDENCE ON STRATEGIC ALLIANCE; MARKET ACCEPTANCE OF SMART TELEPHONES

The Company views its alliance with US Order as a key factor in its development and commercialization of smart telephones. The Company has entered into an agreement to form a strategic alliance with US Order pursuant to which the Company will manufacture and sell to telco customers smart telephones that have ADSI capability. The smart telephones are being developed in conjunction with US Order, with features including a display screen, an embedded central processing unit ("CPU"), a standard typewriter or "QWERTY" keyboard and a magnetic stripe card reader. Under the strategic alliance with US Order, the Company has agreed that, after the introduction of the smart telephone product and through January 17, 2000, all ADSI-compatible smart telephones that it manufactures, distributes or markets to telcos will be pursuant to the US Order agreement. US

Order can manufacture and market ADSI-compatible smart telephones outside of the telco market but must pay the Company a 10% royalty for each such sale. US Order may terminate the strategic alliance agreement if the Company ceases to distribute telecommunications products to at least four telcos during any twelve-month period. The Company's success in the smart telephone market depends on US Order's ability to meet design specifications and delivery requirements for its products and services. If the smart telephone under development with US Order is not successful, the Company's entry into the market for smart telephones will be materially and adversely affected. See "Business - Products and Services".

The Company's future growth and profitability will depend, in part, upon the consumer acceptance of smart telephone technologies and a significant expansion in the consumer market for telephone-based interactive applications technologies. Even if these markets experience substantial growth, there can be no assurance that the Company's products or services will be successful or benefit from such growth. The Company's smart telephones will support ADSI-based intelligent network services such as integrated Caller ID and Call Waiting with call disposition features, as well as new applications such as home banking, catalogue shopping and national directory assistance. There can be no assurance of the timing of introduction of, necessary regulatory approvals for, or market acceptance of these services and applications. The Company faces competition in these markets from other emerging interactive applications delivered through personal computers, cable television and Integrated Service Digital Network (ISDN). The Company has yet to market smart telephones or interactive applications. The Company currently anticipates its initial shipments of smart telephones will occur by the first quarter of 1996. See "Business - Industry Background", "- Strategy" and "- Products and Services".

VARIATIONS IN OPERATING RESULTS

The Company's revenues and operating results may vary from quarter to quarter due to a variety of factors, some of which are beyond the Company's control. Factors that may cause fluctuations in quarterly results include the timing of the initiation of Caller ID or other intelligent network services by a telco; the timing and extent of promotional activities by a telco; the rate of customer acceptance of Caller ID and other intelligent network services; the timing and market acceptance of new product introductions; disruptions in sources of supply; changes in service charges by a telco; the timing and the level of expenditures for sales, marketing and new product development by the Company and its competitors; the effects of regulation on Caller ID and other intelligent network services; general economic conditions; and other factors. No assurance can be given that such quarterly variations will not occur in the future and, accordingly, the results of any one quarter may not be indicative of the operating results for future quarters. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Quarterly Results".

DEPENDENCE ON FOREIGN PRODUCTION; LIMITED SOURCES OF SUPPLY

The Company's Caller ID units and other products have been manufactured principally by a single manufacturer with manufacturing facilities in Hong Kong and the People's Republic of China. It is also intended that the Company's smart telephones will be manufactured by the same company. These facilities are supplemented, in part, by limited manufacturing facilities in Connecticut and Canada. The availability or cost of the Company's products may be adversely affected by political, economic or labor conditions in the countries where those products are manufactured, including the 1997 return of Hong Kong to China, by fluctuations in currency exchange rates and by other factors. In addition, a change in the tariff structure or other trade policies of the United States could adversely affect the Company's foreign manufacturing strategies.

The key components used in the Company's products are currently being purchased from multiple sources, except for its application specific integrated circuit ("ASIC") chips, which are purchased from a single source. The only supply contract to which the Company is a party is with the maker of its ASIC chips. The Company has no other supply contracts for its components. Although the Company believes it could develop other sources for each of the components for its products, the process could take several months, and the inability or refusal of any such source to continue to supply components could have a material adverse effect on the Company pending the development of an alternative source. The Company is working with another ASIC supplier to design and develop a new ASIC chip to help meet future production requirements. See "Business - Manufacturing".

REGULATION

In the United States, Caller ID and other intelligent network services are subject to federal and state regulation. On May 4, 1995, the Federal Communications Commission ("FCC") issued an order effective December 1, 1995, requiring the passage of the calling party's number ("CPN") on an interstate basis where a RBOC or other telco has switching architecture capable of supporting the service. State public utility commissions generally require RBOCs and other telcos to provide per-call and/or per-line "blocking" of the CPN, thereby allowing the caller to prevent the display of his or her name and number, which diminishes the usefulness and may adversely impact market acceptance of Caller ID services. Caller ID and such other services may in the future be subject to further regulation by the federal government, state public utility commissions and other regulatory authorities, as well as court challenges due to protests from special interest groups that object to such services on the basis of privacy concerns. As of June 1, 1995, Caller ID service was not available in California, Hawaii and North Dakota. In Canada, the Canadian Radio and Telecommunications Commission regulates Caller ID and intelligent network services. The Company believes that Canadian regulation of telecommunications devices for intelligent network services is not more burdensome than regulation in the United States. See "Business - Government Regulation".

CONTROL BY OFFICERS AND DIRECTORS

Upon completion of this offering, the Company's officers and directors will beneficially own an aggregate of approximately 24% of the Company's outstanding Common Stock. Accordingly, these stockholders, if acting together, would be able to exert controlling influence over the outcome of matters requiring stockholder approval, such as the election of the Company's directors, amendments to the Company's Certificate of Incorporation, mergers and certain other matters. The concentration of ownership could have the effect of delaying or preventing a change in control of the Company. See "Principal and Selling Stockholders".

                                USE OF PROCEEDS

The net proceeds to the Company from the sale of the 1,500,000 shares of Common Stock offered by the Company, after deducting the estimated offering expenses and underwriting discount and commissions payable by the Company,
will be approximately $     (approximately $     if the Underwriters' over-
allotment option is exercised in full). The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.

The Company expects to use the net proceeds from this offering for general corporate purposes, including (i) financing the Company's leasing activities,
(ii) new product introductions, including SCWID units and smart telephones,
(iii) working capital, (iv) expansion of the Company's research and development activities and (v) expansion of the Company's customer service, sales and marketing operations. Net proceeds may also be used to acquire or invest in complementary businesses or technologies through potential future acquisitions, joint ventures or other arrangements with third parties or through internal development. The Company does not currently have any agreements with respect to any such acquisitions, joint ventures or arrangements. Pending such uses, the Company intends to invest the net proceeds from the offering in investment grade, interest-bearing instruments.

The amounts and timing of the Company's expected expenditures will depend on the progress of the Company's marketing programs, research and development, product advances and other factors.

                          PRICE RANGE OF COMMON STOCK

The Company's Common Stock is traded on the American Stock Exchange under the symbol CDT.

The table below sets forth for the periods indicated the high and low quarterly sales prices of the Company's Common Stock as reported by the American Stock Exchange. The second quarter of 1995 reflects the high and low
sales prices for such quarter through June   , 1995.

                                                              PRICE RANGE
                                                        -----------------------
                                                           HIGH         LOW
                                                        ----------- -----------
   1995
     Second Quarter (through June   ).................. $    22 3/8 $    14 1/8
     First Quarter.....................................      19 1/8      12 1/4
   1994
     Fourth Quarter....................................      15 3/8       4 3/8
     Third Quarter.....................................       5 3/8          4
     Second Quarter....................................       6 5/8       4 1/8
     First Quarter.....................................       7 1/8       3 7/8
   1993
     Fourth Quarter....................................       4 1/2       1 1/16
     Third Quarter.....................................       1 9/16        7/8
     Second Quarter....................................       1 5/16        7/8
     First Quarter.....................................       1 3/4         7/8

On May 31, 1995, there were 674 holders of record of the Company's Common
Stock. On June   , 1995, the last reported sales price of the Company's Common
Stock was $     per share.

                                DIVIDEND POLICY

The Company has never declared or paid cash dividends on its Common Stock. The Company currently intends to retain all earnings for the operation and expansion of its business and therefore does not anticipate paying any cash dividends in the foreseeable future. The Company's existing bank line of credit agreement prohibits the Company from paying dividends.

                                CAPITALIZATION

The following table sets forth the historical capitalization of the Company as of March 31, 1995 and as adjusted to give effect to the sale of the 1,500,000 shares of Common Stock offered by the Company (at an assumed public offering price of $19 per share, and after deducting the underwriting discount and other estimated expenses of the offering), and the exercise and related income tax benefit of 81,522 options at an exercise price of $.21 per share and 69,076 warrants at an exercise price of $2.92 per share by the Selling Stockholders. The table also gives effect to the issuance of 170,743 shares of Common Stock by the Company on June 8, 1995 in exchange for 230,000 shares of US Order common stock. See "Use of Proceeds", "Description of Capital Stock" and "Business - Products and Services". This information should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto appearing elsewhere in this Prospectus.

                                                           MARCH 31, 1995
                                                       -------------------------
                                                        ACTUAL     AS ADJUSTED
                                                       ----------- -------------
                                                       (DOLLARS IN THOUSANDS)
   Stockholders' Equity:
     Common Stock, $.01 par value; 20,000,000 shares
      authorized; 13,390,253 shares issued and
      outstanding actual; 15,242,384 shares issued and
      outstanding, adjusted(1)........................ $       134  $       152
   Additional paid-in capital.........................      22,407       53,127
   Retained earnings..................................       8,492        8,492
   Unrealized appreciation of security held-for-sale..          49           49
                                                       -----------  -----------
       Total stockholders' equity..................... $    31,082  $    61,820
                                                       ===========  ===========

- --------
(1) Excludes 531,507 shares of Common Stock issuable upon exercise of stock options and warrants outstanding at March 31, 1995, and includes 150,598 shares to be purchased by Selling Stockholders pursuant to the exercise of options and warrants outstanding at that date and sold in connection with this offering. See "Principal and Selling Stockholders" and "Business-- Products and Services".

                     SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data presented below should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. The statement of earnings data for the years ended December 31, 1992, 1993 and 1994 and the balance sheet data as of December 31, 1993 and 1994 have been derived from the Company's consolidated financial statements which have been audited by Deloitte & Touche LLP, independent certified public accountants. The consolidated financial statements for those periods and the independent auditors' report thereon are included elsewhere in this Prospectus. The selected statement of earnings data for 1990 and 1991 and selected balance sheet data as of December 31, 1990, 1991 and 1992 are derived from audited financial statements not included in this Prospectus. The consolidated financial information for the three months ended March 31, 1994 and 1995 have not been audited, but, in the opinion of the management of the Company, all adjustments necessary for a fair presentation have been included. All such adjustments are of a normal recurring nature. The results of operations for the three months ended March 31, 1995 are not necessarily indicative of the results of operations that may be expected for the entire fiscal year. The data presented below should be read in connection with the Consolidated Financial Statements of the Company, together with the Notes to Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Prospectus.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                           THREE MONTHS
                                     YEAR ENDED DECEMBER 31,             ENDED MARCH 31,
                              -----------------------------------------  -----------------
                               1990     1991    1992    1993     1994     1994      1995
STATEMENT OF EARNINGS DATA:   -------  ------  ------  -------  -------  -------  --------
Revenues:
  Products..................  $ 9,455  $6,480  $8,071  $11,667  $22,016  $ 3,492  $  9,702
  Leases....................      --      --      142    3,525   11,630    1,704     4,793
  Services..................    1,574   1,526   1,509    2,247    3,183      847       711
                              -------  ------  ------  -------  -------  -------  --------
    Total revenues..........   11,029   8,006   9,722   17,439   36,829    6,043    15,206
Cost of sales:
  Products..................    6,137   4,312   5,684    7,977   15,939    2,569     6,699
  Leases....................      --      --      114    2,456    6,137      986     1,921
  Services..................    1,245   1,130   1,011    1,771    2,152      562       481
                              -------  ------  ------  -------  -------  -------  --------
    Total cost of sales.....    7,382   5,442   6,809   12,204   24,228    4,117     9,101
                              -------  ------  ------  -------  -------  -------  --------
Gross profit................    3,647   2,564   2,913    5,235   12,601    1,926     6,105
Selling, general and
 administrative expenses....    2,460   2,015   2,066    2,855    5,519      941     1,989
Research and development....      303     297     296      327      782       96       278
                              -------  ------  ------  -------  -------  -------  --------
Income from operations......      884     252     551    2,053    6,300      889     3,838
Other income (expenses).....      (32)   (170)     (9)    (101)    (132)     (26)      186
                              -------  ------  ------  -------  -------  -------  --------
Income before income taxes..      852      82     542    1,952    6,168      863     4,024
Income taxes................      308      35     231      849    2,590      368     1,610
                              -------  ------  ------  -------  -------  -------  --------
Net income..................  $   544  $   47  $  311  $ 1,103  $ 3,578  $   495  $  2,414
                              =======  ======  ======  =======  =======  =======  ========
Fully diluted weighted
 average shares outstanding.    9,558   9,623  10,849   10,910   11,806   11,292    13,764
Primary and fully diluted
 net income per share.......  $   .06  $  .00  $  .03  $   .10  $   .30  $   .04  $    .18



                                     DECEMBER 31,
                         ------------------------------------ MARCH 31,
                          1990   1991   1992   1993    1994     1995
BALANCE SHEET DATA:      ------ ------ ------ ------- ------- ---------
Working capital......... $2,428 $3,902 $4,076 $ 2,326 $23,930  $17,518
Equipment...............    589    612    795   3,272   5,755    6,767
Total assets............  6,043  5,772  5,641  10,487  33,133   36,987
Short- and long-term
 borrowings.............  2,174    646    183   2,130   2,000      --
Stockholders' equity....  3,017  4,514  4,825   6,082  28,353   31,082

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

OVERVIEW

The Company designs, develops and markets telecommunications products that support intelligent network services being developed and implemented by the RBOCs and telcos. The Company also repairs and refurbishes telecommunications products for commercial customers and provides other services that support the development and implementation of intelligent network services. The Company has provided maintenance and repair service for telecommunications equipment since its formation and began to sell telephones and other telecommunications equipment in 1985. In 1987 the Company entered the Caller ID equipment business when it introduced the first commercially available Caller ID unit. Since 1992, the Company has also leased Caller ID units to US West subscribers.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain items from the Company's Consolidated Financial Statements as a percentage of total revenues:

                                                               THREE MONTHS
                                   YEAR ENDED DECEMBER 31,    ENDED MARCH 31,
                                   -------------------------  ----------------
                                    1992     1993     1994     1994     1995
                                   -------  -------  -------  -------  -------
   Revenues:
     Products.....................    83.0%    66.9%    59.8%    57.8%    63.8%
     Leases.......................     1.5     20.2     31.6     28.2     31.5
     Services.....................    15.5     12.9      8.6     14.0      4.7
                                   -------  -------  -------  -------  -------
       Total revenues.............   100.0    100.0    100.0    100.0    100.0
   Cost of sales(1):
     Products.....................    70.4     68.4     72.4     73.6     69.0
     Leases.......................    80.3     69.7     52.8     57.9     40.1
     Services.....................    67.0     78.8     67.6     66.4     67.7
       Total cost of sales........    70.0     70.0     65.8     68.1     59.9
                                   -------  -------  -------  -------  -------
   Gross profit...................    30.0     30.0     34.2     31.9     40.1
   Selling, general and
    administrative expenses.......    21.3     16.3     15.0     15.6     13.1
   Research and development.......     3.0      1.9      2.1      1.6      1.8
                                   -------  -------  -------  -------  -------
   Income from operations.........     5.7     11.8     17.1     14.7     25.2
   Other income (expenses)........    (0.1)    (0.6)    (0.4)    (0.4)     1.3
                                   -------  -------  -------  -------  -------
   Income before income taxes.....     5.6     11.2     16.7     14.3     26.5
   Income taxes...................     2.4      4.9      7.0      6.1     10.6
                                   -------  -------  -------  -------  -------
   Net income.....................     3.2%     6.3%     9.7%     8.2%    15.9%
                                   =======  =======  =======  =======  =======

- --------
(1) Percentages related to cost of sales represent percentages of each revenue category and, as a result, are not additive.

THREE MONTHS ENDED MARCH 31, 1994 COMPARED TO THREE MONTHS ENDED MARCH 31,
1995

 Revenues

Revenues for the first quarter of 1994 were $6,043,000 compared to $15,206,000 in the first quarter of 1995. Caller ID revenues were $5,087,000 in the first quarter of 1994 compared to $14,430,000 in the first quarter of 1995, with approximately 67% of the increase being generated by sales and 33% from leasing. The growth in Caller ID revenues was primarily a result of higher sales volume of Caller ID units and continued expansion of the US West leasing program. This growth was stimulated by increased availability and acceptance of Caller ID service resulting from additional state regulatory approvals and marketing and promotional campaigns conducted by telcos and the Company. Service revenues declined from $847,000 in 1994 to $711,000 in 1995 due to the substantial completion of one repair contract and the timing of certain non-recurring projects.

 Cost of Sales and Gross Profit

Cost of sales increased from $4,117,000 in the first quarter of 1994 to $9,101,000 in the first quarter of 1995 due to costs associated with the increases in both sales and leasing of Caller ID units. Gross profit margin derived from sales of products increased from 26% in the first quarter of 1994 to 31% in the first quarter of 1995, primarily as a result of changes in product mix in connection with promotional activities undertaken by certain telco customers. Gross profit margin derived from Caller ID leasing increased from 42% in the first quarter of 1994 to 60% in the first quarter of 1995 as a result of an increase in the number of fully depreciated units under lease, increased leasing of higher margin units and generally lower production costs. The combined result of these factors was the improvement in the overall gross margin from 32% in 1994 to 40% in 1995. The Company anticipates that gross profit margins may fluctuate due to changes in product mix, the introduction of new products and the maturation and expansion of leasing programs.

 Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 111% from $941,000 for the first quarter of 1994 to $1,989,000 for the same period in 1995, but decreased from 16% to 13% of total revenues for the respective periods. The most significant component of the expense increase was salaries and employee related expenses resulting from an increase in personnel to support higher business volume. The Company anticipates that personnel additions will continue as revenue levels increase. Other major components of the increase were commission and royalty expenses associated with higher Caller ID revenues.

 Research and Development

First quarter research and development expenses increased 190% from 1994 to 1995 primarily due to services performed by the Company's principal manufacturer and the hiring of additional personnel to support higher levels of new product development activity, the Company's research and development activities related to the introduction of its SCWID product and the development of its smart telephone planned for introduction by the first quarter of 1996.

 Other Income (Expenses)

Net other expenses, consisting primarily of interest expense in 1994, was $26,000 in the first quarter of 1994 compared to net other income of $186,000 in the first quarter of 1995. In 1994, interest expense resulted from borrowings under the Company's revolving line of credit, which was utilized to fund expansion of the lease base and working capital. In 1995, interest income was earned on the unused proceeds of the Company's October 1994 Common Stock offering.

 Income Taxes

Income taxes were $368,000 in the first quarter of 1994 compared to $1,610,000 in the first quarter of 1995. The effective income tax rates decreased from 43% in 1994 to 40% in 1995 because of a change in the mix of taxable income by state.

YEARS ENDED DECEMBER 31, 1992, 1993 AND 1994

 Revenues

Total revenues increased from $9,722,000 in 1992 to $17,439,000 in 1993 and $36,829,000 in 1994. Caller ID revenues increased from $7,514,000 in 1992 to $14,692,000 in 1993 and $33,234,000 in 1994. This growth, which was attributable primarily to higher unit sales volume and expansion of the leasing program, was stimulated by increased availability and acceptance of Caller ID service resulting from regulatory approvals and marketing and promotional campaigns by telcos and the Company.

Of the $7,178,000 increase in Caller ID revenues from 1992 to 1993, $3,383,000 was generated from a leasing program implemented by the Company for US West subscribers. Of the $18,542,000 increase in Caller ID revenues in 1994, $8,105,000 was attributable to the US West leasing program. The success of the leasing program resulted from additional state approvals for US West to offer Caller ID service, combined with promotional campaigns in new and existing areas.

Service revenues increased from $1,509,000 in 1992 to $2,247,000 in 1993 and $3,183,000 in 1994. The growth in service revenues in 1993 and 1994 was due primarily to new business from a telco customer. Sales of miscellaneous telephone products declined from $699,000 in 1992 to $500,000 in 1993 and $412,000 in 1994 as the Company continued to focus its marketing and new product development on Caller ID.

 Cost of Sales and Gross Profit

Cost of sales increased from $6,809,000 in 1992 to $12,204,000 in 1993 and $24,228,000 in 1994 as a result of the increases in sales and leasing of Caller ID units and increased service activity. Gross profit margin derived from sales of products was 30% in 1992, 32% in 1993 and 28% in 1994. The changes in gross profit margin were caused by changes in product mix among the various models of Caller ID units being marketed by the Company. Gross profit margin derived from Caller ID leasing was 20% in 1992, 30% in 1993 and 47% in 1994. Gross profit margin was lower in 1992 because of start up costs associated with the leasing program. Gross profit margin for services was 33% in 1992, 21% in 1993 and 32% in 1994. The increase in service costs in 1993 was primarily attributable to start up costs associated with a new contract from a service customer. As a result of the foregoing factors, overall gross profit margins were 30%, 30% and 34% for 1992, 1993 and 1994, respectively.

 Selling, General and Administrative Expenses

Selling, general and administrative expenses were $2,066,000 in 1992 compared with $2,855,000 in 1993 and $5,519,000 in 1994. Higher commission and royalty expense payable on Caller ID revenues plus an increase in customer service staffing were the major components of the increase in 1994.

 Research and Development

Research and development expenses were $296,000 in 1992 compared to $327,000 in 1993 and $782,000 in 1994. The 139% increase from 1993 to 1994 resulted from increased product development activity by the Company and its principal manufacturer, including work on the Company's SCWID product, integrating Caller ID with Call Waiting.

 Other Expenses

Net other expense, consisting primarily of interest expense, increased from $9,000 in 1992 to $101,000 in 1993 and $132,000 in 1994 due to increased borrowing under the Company's revolving line of credit. Increased borrowings were used to fund higher levels of inventories, leased equipment and increases in accounts receivable.

 Income Taxes

Income taxes increased from $231,000 in 1992 to $849,000 in 1993 and $2,590,000 in 1994 based on higher taxable income. The effective income tax rate was 43% in 1992 and 1993 and 42% in 1994.

QUARTERLY RESULTS

The following tables set forth unaudited selected financial information for the periods indicated, as well as such information expressed as a percentage of total revenues for the same period. This information has been derived from unaudited consolidated financial statements which, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such information. The results of operations for any quarter are not necessarily indicative of the results to be expected for any future period. See "Risk Factors - Variations in Operating Results".

                                                       QUARTER ENDED
                         ---------------------------------------------------------------------------------
                         3/31/93  6/30/93  9/30/93  12/31/93  3/31/94  6/30/94  9/30/94  12/31/94  3/31/95
                         -------  -------  -------  --------  -------  -------  -------  --------  -------
                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
 Products............... $ 2,451  $ 2,066  $ 3,051  $ 4,099   $ 3,492  $ 4,669  $ 5,898  $ 7,957   $ 9,702
 Leases.................     240      709    1,080    1,496     1,704    1,945    3,452    4,529     4,793
 Services...............     326      534      690      697       847      776      607      953       711
                         -------  -------  -------  -------   -------  -------  -------  -------   -------
   Total revenues.......   3,017    3,309    4,821    6,292     6,043    7,390    9,957   13,439    15,206
Cost of sales:
 Products...............   1,692    1,372    2,045    2,868     2,569    3,392    4,269    5,709     6,699
 Leases.................     169      507      745    1,035       986    1,119    1,828    2,204     1,921
 Services...............     238      412      559      562       562      539      413      638       481
                         -------  -------  -------  -------   -------  -------  -------  -------   -------
   Total cost of sales..   2,099    2,291    3,349    4,465     4,117    5,050    6,510    8,551     9,101
                         -------  -------  -------  -------   -------  -------  -------  -------   -------
Gross profit............     918    1,018    1,472    1,827     1,926    2,340    3,447    4,888     6,105
Selling, general and
 administrative
 expenses...............     601      601      715      938       941    1,223    1,654    1,701     1,989
Research and
 development............      74       88       84       81        96       99       91      496       278
                         -------  -------  -------  -------   -------  -------  -------  -------   -------
Income from operations.. $   243  $   329  $   673  $   808   $   889  $ 1,018  $ 1,702  $ 2,691   $ 3,838
                         =======  =======  =======  =======   =======  =======  =======  =======   =======
Net income.............. $   137  $   179  $   354  $   433   $   495  $   568  $   981  $ 1,534   $ 2,414
                         =======  =======  =======  =======   =======  =======  =======  =======   =======
Net income per share.... $   .01  $   .02  $   .03  $   .04   $   .04  $   .05  $   .09  $   .12   $   .18
                         =======  =======  =======  =======   =======  =======  =======  =======   =======
Fully diluted weighted
 average shares
 outstanding............  10,831   10,791   10,817   11,203    11,292   11,249   11,211   13,254    13,764
                         =======  =======  =======  =======   =======  =======  =======  =======   =======
                                                       QUARTER ENDED
                         ---------------------------------------------------------------------------------
                         3/31/93  6/30/93  9/30/93  12/31/93  3/31/94  6/30/94  9/30/94  12/31/94  3/31/95
                         -------  -------  -------  --------  -------  -------  -------  --------  -------
Revenues:
 Products...............    81.2%    62.5%    63.3%    65.1%     57.8%    63.2%    59.2%    59.2%     63.8%
 Leases.................     8.0     21.4     22.4     23.8      28.2     26.3     34.7     33.7      31.5
 Services...............    10.8     16.1     14.3     11.1      14.0     10.5      6.1      7.1       4.7
                         -------  -------  -------  -------   -------  -------  -------  -------   -------
   Total revenues.......   100.0    100.0    100.0    100.0     100.0    100.0    100.0    100.0     100.0
Cost of sales:(1)
 Products...............    69.0     66.6     67.0     70.0      73.6     72.6     72.4     71.7      69.0
 Leases.................    70.8     71.1     69.0     69.0      57.9     57.5     53.0     48.7      40.1
 Services...............    73.0     77.2     81.0     80.6      66.4     69.5     68.0     66.9      67.7
   Total cost of sales..    69.6     69.2     69.5     71.0      68.1     68.3     65.4     63.6      59.9
                         -------  -------  -------  -------   -------  -------  -------  -------   -------
Gross profit............    30.4     30.8     30.5     29.0      31.9     31.7     34.6     36.4      40.1
Selling, general and
 administrative.........    19.9     18.2     14.8     14.9      15.6     16.6     16.6     12.7      13.1
Research and
 development............     2.4      2.7      1.7      1.3       1.6      1.3      0.9      3.7       1.8
                         -------  -------  -------  -------   -------  -------  -------  -------   -------
Income from operations..     8.1%     9.9%    14.0%    12.8%     14.7%    13.8%    17.1%    20.0%     25.2%
                         =======  =======  =======  =======   =======  =======  =======  =======   =======
Net income..............     4.6%     5.4%     7.4%     6.8%      8.2%     7.7%     9.9%    11.4%     15.9%
                         =======  =======  =======  =======   =======  =======  =======  =======   =======

- --------
(1) Percentages related to cost of sales represent percentages of each revenue category and, as a result, are not additive.

Total revenues have grown during the period from the first quarter of 1993 through the first quarter of 1995, with some fluctuation between quarters. This growth has primarily resulted from increased sales and leases of Caller ID units, partially offset by fluctuating service activity. Income from operations during the quarters presented has also grown, with some variation resulting primarily from fluctuations in revenues.

The Company's quarterly operating results may fluctuate as a result of a number of factors, some of which are beyond the Company's control. Factors which may cause fluctuations in quarterly results include the timing of the initiation of Caller ID or other intelligent network services by a telco; the timing and extent of promotional activities by a telco; the rate of customer acceptance of Caller ID and other intelligent network services; the timing and market acceptance of new product introductions; disruptions in sources of supply; changes in service charges by a telco; the timing and the level of expenditures for sales, marketing and new product development by the Company and its competitors; the effects of regulation on Caller ID and other intelligent network services; general economic conditions; and other factors. Because the Company operates on a relatively small backlog, quarterly sales and operating results generally depend on the volume and timing of orders received during or just prior to the start of a quarter. The Company's expense levels are based in part on its forecasts of future revenue and, if such revenue were to be below expectations, the Company's operating results could be adversely affected. Accordingly, there can be no assurance that the Company will be profitable in any particular quarter.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary needs for cash are for the acquisition of equipment for leasing and for other equipment purchases and to fund working capital, primarily related to inventory and accounts receivable. Inventory and accounts receivable were $6,473,000 and $5,102,000, respectively, on December 31, 1994 compared to $2,991,000 and $2,804,000, respectively, on December 31, 1993. Inventory and accounts receivable increased to $6,804,000 and $8,370,000, respectively, as of March 31, 1995. The increase in inventory during 1994 and the first quarter of 1995 was planned to ensure that units were available for timely fulfillment of lease and sales orders. The increase in accounts receivable of $3,292,000 in the first quarter of 1995 resulted from higher sales and the timing of certain collections. Additions to leased equipment from the Company's US West lease program totaled $4,043,000 for 1993, $6,453,000 for 1994 and $1,056,000 for the first quarter of 1995. Other machinery and equipment purchases in the first quarter of 1995 of $928,000 were made to support the Company's growth. Working capital increased from $2,326,000 at December 31, 1993 to $23,930,000 at December 31, 1994 and
decreased to $17,518,000 at March 31, 1995. To improve the yield on its cash and equivalent holdings, in February 1995, the Company acquired a United States Treasury Note with a February 1997 maturity. This note is reported at market value as a noncurrent asset held for sale and, if necessary, can be liquidated to meet future cash requirements. Working capital, adjusted to include the value of the Treasury Note, was $23,512,000 at March 31, 1995.

These cash requirements were financed primarily by cash provided by operations of $2,185,000 in 1993, $4,370,000 in 1994 and $3,289,000 in the first quarter of 1995, by the Company's credit facility and by net proceeds of $16.1 million from a Common Stock offering completed in October 1994. In addition, the Company maintains a $4 million line of credit under a revolving loan agreement to meet short term cash requirements. The Company utilized $3.3 million of the proceeds from its October 1994 stock offering to reduce its bank debt. The Company elected to reduce the credit line from $8 million to $4 million in the first quarter of 1995. At March 31, 1995, approximately $3.3 million of the line of credit was available to fund drawdowns and additional letters of credit. The Company issues letters of credit ("LCs") to its principal manufacturer in connection with the purchase of inventory. Issuances of LCs result in the utilization of available funds under the revolving loan arrangement. The loan agreement is subject to renewal on April 30, 1996.

In order to meet the Company's needs for cash during the foreseeable future, including cash required to fund inventory purchases, accounts receivable, product development activities and the acquisition of leased products, the Company will utilize existing cash, the proceeds from this offering, line of credit availability and cash provided by operations.

                                   BUSINESS

The Company designs, develops and markets telecommunications products that support intelligent network services being developed and implemented by the RBOCs and other telcos. In recent years, CDT has concentrated its product development and marketing efforts on products that support Caller ID, an intelligent network service that allows subscribers to view the telephone number and the directory name of a calling party before the call is answered, and to store that information in memory. The Company also repairs and refurbishes telecommunications products for commercial customers and provides other services that support the development and implementation of intelligent network services.

The Company has become a leading provider of Caller ID equipment, having sold or leased more than 3,000,000 units. The Company is also the largest lessor of such equipment in the United States, with over 500,000 leased units in service as of May 31, 1995. The Company currently offers 14 models of Caller ID adjunct units and three models of screen telephones with integrated Caller ID. CDT also introduced in April 1995 a SCWID adjunct unit that allows Caller ID to work with Call Waiting. CDT recently expanded its Caller ID presence through its acquisition of the Canadian Caller ID business of TIE/communications, Inc. ("TIE") in May 1995.

INDUSTRY BACKGROUND

 General

Deregulation and technological advances have intensified competition among existing operators of telecommunications networks and encouraged the entrance of new service providers. In the United States, RBOCs, other telcos and long distance carriers are increasingly competing with one another and with new competitive service providers, such as cellular and other wireless service networks, that have entered the local and long distance markets. RBOCs and other telcos are responding to increasing competition by introducing value-added, intelligent network services and lowering their cost structures.

Certain intelligent network services such as Call Waiting, Call Forwarding and Speed Dialing have been available to telephone customers since 1968. In the mid 1980s, Bell Communications Research, Inc. ("Bellcore") developed a series of intelligent network services targeted to residential customers known as Custom Local Area Signaling Services ("CLASS"). These services include Repeat Dialing, Selective Call Forward, Automatic Call Back, Selective Call Block, Distinctive Ringing, Call Trace and Caller ID.

In order to deploy these intelligent network services, the telcos have been upgrading their telecommunications networks to support a set of standards, known as the Advanced Intelligent Network ("AIN"). AIN supports open, distributed switching and processing capabilities and allows the telco to create, modify and deploy new services quickly and economically. An important aspect of AIN is a signaling protocol called Signaling System No. 7 ("SS7"). Based upon industry sources, the Company estimates that within the RBOCs over 70% of telephone lines have been upgraded for SS7 capabilities.

The RBOCs and other telcos have made significant reductions in their employee base over the past ten years and have announced additional planned reductions over the next few years. In order to maintain a consistent level of service with fewer employees, certain RBOCs and other telcos have outsourced certain areas of their business, such as the marketing of intelligent network services, telephone refurbishing operations and other functional areas. The Company believes that further outsourcing by RBOCs and other telcos could create significant opportunities for companies providing telecommunications equipment and services.

 Caller ID Service

Caller ID is a CLASS service that displays information about the incoming call (including the number and name of the caller and the time and date of the call) on a device located near the telephone (in the case of an adjunct unit) or on a display screen located on the telephone (in the case of an integrated Caller ID telephone). The actual information displayed depends on the Caller ID equipment and whether the call is local or outside the local calling area. CDT introduced the first commercially available Caller ID units in connection with the introduction of such services by New Jersey Bell in 1987.

While the introduction of Caller ID provided users with significant service benefits in terms of privacy, security, and efficiency for the user, deployment of the service met resistance from certain state regulatory agencies and special interest groups. As a result, the deployment of Caller ID services is today principally limited to transferring the calling party information between callers within the same local calling area. Calls from outside the local calling area are currently not identified to the user of the Caller ID service. However, on May 4, 1995, the FCC issued an order, effective December 1, 1995, that requires all telephone service providers with SS7 switching capability to transmit calling party number information to each other on calls within the United States (except for public pay phones and party lines). The Company believes that the FCC's action will make Caller ID services more useful and more appealing to Caller ID subscribers. See "Business - Government Regulation".

As of June 1, 1995, Caller ID is offered by telcos in all or part of 47 states. The remaining states, California, Hawaii and North Dakota, have not yet offered Caller ID, principally for regulatory reasons. The Company estimates that the current penetration rate of Caller ID service is approximately 6% of the total subscribers in those areas in the United States that have Caller ID capabilities and have received regulatory approval. The Company believes that significant growth opportunities for products incorporating Caller ID exist in the United States market as telcos increase their marketing efforts to provide more intelligent network services such as Caller ID.

While Caller ID has been successful in Canada, where it has achieved 20% penetration of available lines according to industry estimates, the service is not yet widely available in markets outside of the United States and Canada. The Company believes that further opportunities for Caller ID may emerge over the long term in international markets.

 Emergence of ADSI-Based Network Services

In addition to CLASS services such as Caller ID, Bellcore has developed ADSI, a standard protocol defining the flow of voice and data information between telecommunications network elements (such as switches, voice mail platforms and intelligent peripherals) and a subscriber's terminal equipment (such as screen telephones, personal computers and smart telephones). By deploying the ADSI protocol in the telecommunications network, RBOCs and other telcos increasingly will be able to offer additional intelligent network services and third-party interactive applications.

New ADSI-based services will include Caller ID with Call Waiting together with call disposition. By subscribing to Caller ID with Call Waiting, a subscriber who receives a call waiting signal could look at the display screen on the smart telephone and see the name and number of the calling party before deciding whether to answer the call, send a prerecorded message telling the calling party to wait, forward the call to voice mail or drop the line. Additional services are expected to include home banking, on-line directory assistance, e-mail, paging, electronic yellow pages, stock quotations, news, weather and advanced home shopping.

The Company believes that a significant application for smart telephones will be home banking services, as financial institutions look for solutions that reduce the cost of doing business, provide fee-based income and strengthen their customer relationships, and as RBOCs and other telcos seek to provide additional intelligent network services. While the Company is seeking to capitalize on what it believes will be market opportunities related to ADSI-based services, such as home banking, consumer preferences are difficult to predict, and there can be no assurance of the success of any ADSI-based service or of the Company in introducing planned products and services in this area.

The following diagram illustrates the evolution and increased functionality of Caller ID through a series of display screens as they would appear on Caller ID adjunct devices and smart telephones.


- -------------------------------------------------------------------------------------------------------------------
Caller ID
- -------------------------------------------------------------------------------------------------------------------
- --------------------------------   -------------------------------------     --------------------------------------
   Caller ID                         Caller ID Deluxe: Name and Number               Out-of-Area Caller ID
- --------------------------------   -------------------------------------    ---------------------------------------
================================   =====================================    =======================================
  555-1234                          Jones, William                           Jones, William

                                    555-1234                                 212-555-1234

10/21 6:30 PM   New Call #: 12      10/21 6:30 PM   New Call #: 12           10/21 6:30 PM   New Call #: 12
================================   =====================================    =======================================
 Caller ID service allows the      Switch and software upgrades have        Effective December 1, 1995,
 consumer to view the number       allowed telcos to pass both the name     pursuant to an FCC order, Caller
 of a calling party within         and number of the calling party to       ID subscribers will begin receiving
 the local calling area before     the Caller ID subscriber.                out-of-area Caller ID information
 actually answering the call.                                               on calls originating within the
                                                                            United States.  See "Business --
                                                                            Government Regulation".




- -------------------------------------------------------------------------------------------------------------------
Caller ID + Call Waiting ("SCWID")
- -------------------------------------------------------------------------------------------------------------------

  [PHOTO               The integration of Caller ID and Call                =======================================
    APPEARS            Waiting allows a subscriber to view the               Jones, William
       HERE]           name and number of a calling party as the
                       Call Waiting signal is delivered.  The                212-555-1234
                       consumer must subscribe to both services
                       and purchase a SCWID Caller ID unit.                  10/21 6:30 PM   New Call #: 12
                                                                            =======================================




- -------------------------------------------------------------------------------------------------------------------
ADSI-Compatible Telephone
- -------------------------------------------------------------------------------------------------------------------

                               ---------------------------------------------------------------------------
     PHOTO APPEARS HERE             ==================================================================
                                         talking to:                           call from:
                                         Jones, William                    Smith, Jane
                                         212-555-1234                      617-555-2345

                                         answer the call                   send hold message

                                         route to voice mail               send busy message
                                    ==================================================================
                               ---------------------------------------------------------------------------
                                  The Company's smart telephone products will support the ADSI protocol and will increase the functionality of integrated Caller ID and
                                  Call Waiting by enabling sophisticated call disposition features giving consumers greater flexibility in how they communicate.  The
                                  Company's first smart telephone is expected to be available by the first quarter of 1996.  See "Business -- Products and Services".


STRATEGY

The Company's principal business objective is to be a leading provider of telecommunications equipment that supports the deployment of intelligent network services. The Company also seeks to provide services to the RBOCs and other telcos that assist in the rapid deployment and penetration of intelligent network services, including Caller ID, and enhance the Company's overall working relationships with its RBOC and other telco customers. The Company considers the following to be important elements of its strategy:

 Enhance Relationships with RBOCs and other Telcos

CDT focuses on providing RBOCs and other telcos with innovative products which support intelligent network services, marketing and support services for those products and repair and refurbishing of telecommunications equipment. The Company believes that by developing broad relationships with its RBOC and other telco customers, it will be able to provide an increasing number of products and services to these customers.

 Assist RBOCs in Increasing the Penetration of Intelligent Network Services

The RBOCs are seeking to increase the penetration of intelligent network services in order to generate increased revenue per subscriber and strengthen customer relationships in an increasingly competitive environment. The Company not only provides equipment, but also provides marketing, fulfillment and leasing programs to its RBOC and other telco customers. These services enable RBOCs and other telcos to outsource non-strategic functions of their business to CDT and reduce their operating costs.

 Expand Leasing Programs with RBOCs and other Telco Customers

In 1992, the Company entered into a leasing agreement with US West, whereby the Company leases Caller ID units directly to US West customers. The leasing program enables subscribers to pay a monthly fee for the service and the equipment and provides CDT with a stream of recurring revenues. This program has grown from 9,000 leased units in service in 1992 to more than 500,000 leased units in service as of May 31, 1995. The Company seeks to expand its leasing program with US West and to other RBOCs and telcos. In addition, the Company believes that leasing will be an increasingly attractive option for telcos and telco customers for higher-priced equipment, such as ADSI-compatible smart telephones.

 Provide High Quality, Innovative Products at Low Cost

The Company seeks to increase consumer demand for intelligent network services by offering high quality products that are innovative, easy to use and aesthetically pleasing. The Company's new product efforts are focused on developing additional product features, enhancements to existing products and new products. The Company recently introduced its SCWID unit, which integrates Caller ID with Call Waiting, and has entered into a strategic partnership with US Order to provide RBOC and telco customers with ADSI-compatible smart telephones.

The Company focuses on providing low cost products by integrating its product designs and engineering methods to reduce the cost and number of components, while maintaining quality and reliability. When possible, the Company integrates the functionality of multiple components onto an ASIC chip to reduce the per unit cost of its products. In addition, the Company's smart telephones, which are being developed in conjunction with US Order, will use proprietary digital signal processing (DSP) architecture that will allow the product to be manufactured with fewer components than other currently available smart telephones.

 Identify Complementary Joint Venture and Acquisition Opportunities

The Company has identified joint venture and acquisition opportunities to complement and enhance its strategy of supporting its RBOC customers in their deployment of intelligent network services.

  . In 1995, the Company acquired the Canadian Caller ID business of TIE, facilitating CDT's ability to market Caller ID adjunct devices, integrated Caller ID telephones and Caller ID answering machines in Canada, to widen its product offerings, strengthen its product development capability and add manufacturing capacity.

  . The Company recently formed Worldwide Telecom Partners, Inc. ("Worldwide Telecom") pursuant to a joint venture with Barry Blau & Partners, Inc. for the marketing of intelligent network services to end users on behalf of the RBOCs and other telcos.

  . The Company entered into a strategic alliance with US Order to manufacture and market smart telephones designed to support ADSI-compatible network services and interactive applications such as home banking, national directory assistance, catalogue shopping and prepaid long distance.

PRODUCTS AND SERVICES

Since introducing the first commercially available Caller ID unit in 1987, the Company has developed and marketed Caller ID products with increased functionality to meet the needs of its RBOC and other telco customers. During the years ended December 31, 1992, 1993 and 1994 and the three months ended March 31, 1995, 77%, 84%, 90% and 95%, respectively, of the Company's revenues were derived from sale and leasing of its Caller ID units.

 Entry Level Caller ID Adjunct Devices

The Company provides low-priced, entry level Caller ID devices primarily to support RBOC marketing and promotional campaigns in which a telco may give away or subsidize the purchase of a Caller ID adjunct device when a consumer subscribes for the service. The units display only the number of an incoming call and are capable of storing calling information for up to 50 calls. The Company believes that RBOCs utilize lower-priced products to reduce the initial consumer expenditure required to obtain the service and, as a result, may subsequently achieve higher penetration rates for Caller ID in selected markets.

 Full-Featured Caller ID Adjunct Devices

The Company's full-featured products display all transmitted information before the incoming phone call is answered and store this information in memory. Among the features available on the Company's full-featured products are memory capacity for up to 94 calls, a "blocked call"/"new call" light, a patented "Block the Blocker" feature, a bilingual display and a "message waiting alert" light that indicates to a network voice mail subscriber that a new voice mail message has been received. "Block the Blocker" is a feature that detects when call block is used by a caller, provides a message to that caller that the Caller ID subscriber does not accept blocked calls and disconnects the call. The Company's full-featured Caller ID adjunct devices have suggested retail prices of $49.99 to $79.99.

 Integrated Phones and Answering Machines

Recently, the Company has begun to market a line of telephones with integrated Caller ID functionality. In the fourth quarter of 1995, the Company plans to introduce a digital answering machine with Caller ID functions. The Company's integrated telephones have suggested retail prices of $69.99 to $109.99.

 SCWID (Integrated Caller ID and Call Waiting)

The integration of Caller ID and Call Waiting allows a subscriber to both services to view the directory name and telephone number of an incoming call as the Call Waiting signal is delivered. The Company's SCWID adjunct device also allows a consumer to store approximately 85 names and numbers in memory. The Company has applied for a patent for its SCWID technology. The Company commenced shipment of its SCWID adjunct device to US West customers in April 1995. The SCWID adjunct device has a suggested retail price of $89.99.

 ADSI-Compatible Smart Telephones

The Company is developing ADSI-compatible smart telephones in conjunction with its strategic alliance partner, US Order. The Company believes that this alliance will help strengthen the Company's product offerings for the next generation of intelligent network capability. CDT's smart telephone products will be ADSI-compatible and will feature a backlit display screen capable of displaying text and graphics, an embedded CPU, a QWERTY keyboard, a magnetic stripe card reader and memory. The Company expects to offer its smart telephone by the first quarter of 1996 at a suggested retail price point of $200 or less.

The Company's smart telephone is designed not only to simplify the use of existing intelligent network services, but also to support new network services such as integrated Caller ID and Call Waiting with call disposition and to support interactive applications such as home banking, catalogue shopping, national directory assistance, e-mail and paging. CDT believes that the marketing of smart telephones will be actively supported by RBOCs and other telcos which are seeking to offer intelligent network services to their customers, and by banks which are seeking to reduce costs through the adoption by consumers of home banking services.

Under the Company's strategic alliance with US Order, the Company has agreed that until January 21, 2000, all smart telephones that it produces and sells to telcos will be pursuant to the US Order agreement. During the term of the agreement, the Company will manufacture and exclusively market the smart telephone to telco customers. For each such smart telephone that the Company sells or leases through December 31, 1997, the Company will pay US Order a royalty of 10% of the sale price, with the royalty thereafter subject to annual good faith renegotiations. The strategic alliance may be terminated by the Company if the smart telephone under development is not available for commercial distribution by April 1, 1996. The agreement grants US Order the right to manufacture and market ADSI-compatible smart telephones outside of the telco market, and provides that US Order will pay CDT a royalty of 10% of the sales price for each such sale. US Order may terminate the strategic alliance agreement if the Company ceases to distribute telecommunications products to at least four telcos during any twelve-month period. CDT will also resell interactive applications developed by US Order, such as national directory assistance and home catalogue shopping.

In accordance with the Company's strategic alliance agreement with US Order, and an exchange agreement entered into on April 6, 1995, the Company exchanged 170,743 shares of the Company's Common Stock for 230,000 shares of common stock of US Order with an equivalent fair market value. The agreement also provides for the Company and US Order to exchange up to an additional $3 million in fair market value of each other's common stock in April 1996 with a maximum of 200,000 shares.

 Services

For a number of years, the Company has provided telephone repair and refurbishment services to RBOCs, other telcos and certain telephone equipment manufacturers for a wide variety of telecommunications products, including corded and cordless telephones, key telephone business systems, coin telephones and leased telephone products. In 1994, more than 100,000 units of telecommunications equipment were repaired or refurbished by the Company. The Company believes that its capabilities in this area have strengthened its relationship with the RBOCs and other telcos. Among the current customer base are AT&T, Southern New England Telecommunications Corp. ("SNET"), TIE, Nitsuko America Corp. and Sears, Roebuck & Co. ("Sears").

Additionally, through its joint venture, Worldwide Telecom, the Company seeks to market intelligent network services to end users on behalf of RBOCs. This joint venture commenced activity in May 1995 with an engagement from Bell Atlantic Corp. ("Bell Atlantic") to market Caller ID services to Bell Atlantic customers in New Jersey. See "Business - Marketing and Distribution".

MARKETING AND DISTRIBUTION

The Company markets its products and services through a direct sales force of nine employees, supported by its marketing department, and currently uses nine independent sales representative firms.

The Company's distribution strategy is to make its products available to potential end users through multiple distribution channels described below.

 Direct Fulfillment Arrangements

The Company sells telecommunications products to RBOC and other telco subscribers through direct fulfillment arrangements with US West, NYNEX, Bell Atlantic, Ameritech Corp. ("Ameritech"), Frontier Corporation ("Frontier") and BellSouth. In addition, the Company leases products on a direct fulfillment basis to customers of US West. In most instances, the telco representatives market both Caller ID service and CDT equipment to subscribers and transmit equipment orders to CDT electronically on a daily basis. The Company then ships its equipment directly to the subscribers and bills the telco, which, in turn, bills its subscribers directly or through a third party. As part of promotional campaigns, some RBOCs may elect to purchase Caller ID units from the Company and distribute them to their subscribers free of charge. The Company provides an 800 number service and support to help the subscriber understand how to utilize the Caller ID service and equipment.

The Company continually seeks to strengthen its current telco marketing alliances and to develop new alliances. The Company believes that marketing of Caller ID service and equipment is more successful when the subscriber can subscribe to Caller ID service and purchase or lease Caller ID equipment from a single source, especially when payment for equipment can be made either on an installment basis or by monthly lease payments through the subscriber's phone bill. The Company believes that subscriber satisfaction with Caller ID service is enhanced when the subscriber receives Caller ID equipment promptly after ordering the service and is provided an 800 number for service and support.

 Direct Marketing on Behalf of Telcos

On May 16, 1995 the Company entered into a joint venture agreement with the direct marketing firm of Barry Blau & Partners, Inc. The joint venture will operate through a newly formed and jointly owned corporation, Worldwide Telecom. The Company owns 50% of the joint venture. The joint venture agreement is terminable by either party upon sufficient advance notice to the other to enable Worldwide Telecom to complete performance of any outstanding contracts with telcos.

The purpose of the joint venture is to provide telecommunications products combined with marketing services to the telecommunications and other appropriate industries. The Company believes that outsourcing of certain marketing functions by RBOCs and other telcos may increase as they restructure or downsize their businesses. It is anticipated that Worldwide Telecom will engage in marketing to telco customers through direct mail and telemarketing and provide direct fulfillment for product orders.

In May 1995, Worldwide Telecom was engaged to market Caller ID services to Bell Atlantic customers in New Jersey. Worldwide Telecom recently completed its first mailing of approximately 1,000,000 pieces of direct mail advertising and is currently conducting outbound telemarketing to potential Caller ID customers among Bell Atlantic subscribers.

 Direct Sales to Telcos

Through its direct sales force and sales representatives, the Company sells Caller ID units in quantity to a number of telcos, including BellSouth, NYNEX, Bell Atlantic and others, either under the CDT name or the respective telco's trade name. The Company, through the Canadian Subsidiary, sells its products directly to Bell Canada International Inc. and to other telcos in Canada.

 Retail/Private Label Customer Sales

The Company sells Caller ID units to national, regional and local retailers and private label customers. A substantial portion of the Company's retail sales are made through manufacturers' representatives or distributors with the support of the Company's sales personnel. The Company's private label customers include Gemini Industries, Inc., Recoton Corp. and Northern Telecom. The Company's retail customers include Sears and Home Depot Inc. in the United States and Consumers Distributing Co. and Price/Costco Inc. in Canada.

PRODUCT DEVELOPMENT

The Company's product development efforts are focused on new products that support intelligent network services, product enhancements, international standards compliance and the continued improvement of hardware components to reduce manufacturing costs. The Company's product development group is experienced in engineering products for high-volume assembly, stressing low-cost manufacturing design while maintaining quality, consistency and reliability. The Company's products utilize proprietary electrical, mechanical and software design.

The Company has a strategic alliance agreement with US Order pursuant to which the Company and US Order will jointly develop and the Company will manufacture and sell to telco customers smart telephones based on the ADSI protocol. See "Business - Products and Services".

In 1992, 1993 and 1994 and for the three months ended March 31, 1995, the Company's research and development expenditures were $296,000, $327,000, $782,000 and $278,000, respectively.

At June 1, 1995, nine employees were engaged in product development including five in the Company's New Milford, Connecticut facility and four in the Company's Brampton, Ontario, Canada facility. On September 15, 1994, the Company entered into an agreement with Standard Telecommunications Ltd. of Hong Kong ("STL"), an affiliate of the Company's principal manufacturer, to provide additional design, engineering and product development support services to the Company on a subcontract basis. In addition, the Company expects to increase the number of personnel devoted to product development efforts.

There can be no assurance that the Company's product development efforts will result in commercially successful products, or that the Company's products will not be rendered obsolete by changing technology or new product introductions by others. See "Risk Factors - Technological Considerations".

MANUFACTURING

The Company presently uses STL and certain of its affiliates, which have ISO certified facilities located in Hong Kong and the People's Republic of China, to manufacture its Caller ID units and substantially all of its other products. These facilities are supplemented, in part, by limited manufacturing facilities in Connecticut and Canada. The availability or cost of the Company's products may be adversely affected by political, economic or labor conditions in the countries where those products are manufactured, including the 1997 return of Hong Kong to China, by fluctuations in currency exchange rates and by other factors. In addition, a change in the tariff structure or other trade policies of the United States could adversely affect the Company's foreign manufacturing strategies.

The Company does not have any production contracts with its assembly contractors. The Company's manufacturer performs comprehensive inspection and statistical process control testing, utilizing the Company's internally designed automated testing equipment. To date, the Company has not experienced significant returns of defective products. See "Risk Factors - Dependence on Foreign Production; Limited Sources of Supply".

In May 1995, the Company, through its Canadian Subsidiary, acquired certain assets of TIE's Canadian subsidiary related to TIE's Canadian Caller ID business. In connection with that acquisition, the Company entered into a sublease for a facility in Brampton, Ontario, Canada and hired 15 people to staff the Company's operations from such facility. In addition to design and sales functions, the facility supports manufacturing capability sufficient to supply its needs for the Canadian market.

In the United States, the Company's manufacturing operations are limited to the testing, quality control and shipping of finished products and the purchase and inventory management of two key components of the Company's products.

The key components used in the Company's products are currently being purchased from two sources, except for its ASIC chips, which are purchased from a single source. The only supply contract to which the Company is a party is with the maker of its ASIC chips. The Company has no other supply contracts for its components. Although the Company believes it could develop other sources for each of the components for its products, the process could take several months, and the inability or refusal of any such source to continue to supply components could have a material adverse effect on the Company pending the development of an alternative source. The Company is working with another ASIC supplier to design and develop a new ASIC chip to help meet future production requirements.

COMPETITION

The market for the Company's products and services is highly competitive and subject to rapid technological change. At present, the Company's principal competitors are CIDCO, AT&T and Northern Telecom. The Company's Caller ID products also compete with Caller ID telephones offered by Panasonic, Sony and Thomson. The smart telephone intended to be marketed by the Company through an alliance with US Order is subject to competition from smart telephones marketed by Philips, AT&T and Northern Telecom as well as other emerging platforms for interactive applications delivered through personal computers and cable television. The Company expects competition to increase in the future from existing and new competitors, possibly including telcos or other current customers, from network switch-based services and from the increased application of cellular technology. The Company's primary current and potential competitors in the market for products that support intelligent network services have substantially greater financial, marketing and technical resources than the Company. Increased competition could materially and adversely affect the Company's results of operations through price reductions and loss of market share.

The Company competes with a large number of competitors for its repair services and other services supporting the development and implementation of intelligent network services. Several of the Company's competitors in the market for such services have substantially greater financial, marketing and technological resources than the Company. There can be no assurance that the Company will be able to continue to compete successfully against its existing competitors or that it will be able to compete successfully against new competitors. See "Risk Factors - Competition".

The Company believes that the principal competitive factors in its markets are knowledge of the requirements of the various RBOCs and other telcos, product reliability, product design, the quality of its repair and support services, customer service and support, and price relative to performance. The Company competes in the market for products that support intelligent network services principally on the basis of its relationships with telcos, product design and reliability, low product pricing and emphasis on the leasing program.

GOVERNMENT REGULATION

In the United States, Caller ID and other intelligent network services offered by telcos are subject to federal and state regulation. Although Caller ID is currently available in 47 states, during the past several years, protests by special interest groups and regulatory concerns regarding the privacy aspects of the service have been effective in both slowing down the regulatory approval process and, in most states, requiring free per-call or per-line call blocking to be offered by the telcos, thereby allowing a caller to prevent the display of his or her name and number. As of June 1, 1995, Caller ID service was not available in California, Hawaii and North Dakota.

In most states, the telcos have been instrumental in gaining regulatory approval of the service and have sought to address privacy concerns by offering a "call blocking" service. However, in certain states, regulatory delays have caused telcos to postpone the introduction of Caller ID service and in others, such as California, telcos have chosen not to introduce the service because of the undue burden of restrictions proposed by regulatory authorities.

On May 4, 1995, the FCC issued an order which requires that, effective December 1, 1995, all U.S. telephone service providers with SS7 switching architecture must transmit to each other without charge Caller ID number information on calls within the United States and outside the caller's local calling area. The FCC's order also requires that telcos that offer Caller ID service must provide to their telephone subscribers without charge a per-line or per-call blocking mechanism to block the transmission of their Caller ID information on interstate calls and must inform subscribers that their telephone numbers may be identified to a called party and how to use this blocking capability. Caller ID service may in the future be subject to further state and federal legislation and regulation and court challenges.

Although the FCC order mandates implementation after December 1, 1995, no assurance can be given that the service will be available to residential subscribers after that date, if at all. Several factors may delay, prevent or substantially limit the implementation or market acceptance of Caller ID. For example, state regulatory approval must be received before the service can be offered, and the availability of Caller ID service in a particular area requires end-to-end interconnection of SS7 networks between telcos and other carriers. Further, the FCC order requires telcos to provide free, automatic, per-line or per-call blocking to all customers to protect privacy interests. Such blocking, if widely adopted, could limit the usefulness and marketability of the Caller ID service.

In Canada, the Canada Radio and Telecommunications Commission regulates Caller ID and intelligent network services. The Company believes that Canadian regulation of telecommunications devices for intelligent network services is not more burdensome than regulation in the United States. In Canada, Caller ID service is available on a national and local basis on networks with SS7 architecture. See "Risk Factors - Regulation".

PATENTS, PROPRIETARY RIGHTS AND LICENSES

The Company holds limited patent or registered intellectual property rights with respect to its products. The Company has been issued a patent for its "Block the Blocker" feature. The Company has also applied for a patent on its SCWID product. However, there can be no assurance that a patent will be issued to the Company for its SCWID product or that such patent, if issued, will afford effective protection of the Company's technology. The Company also believes that, because of the rapid pace of technological change in the voice and data communications market, the knowledge, ability and experience of the Company's employees, the frequency of product enhancements and the quality of support services provided by the Company will all contribute to the Company's success.

The Company additionally relies on trade secret laws to establish and maintain its proprietary rights to its products. Although the Company has obtained confidentiality agreements from its key executives and engineers in its product development group, there can be no assurance that third parties will not independently develop the same or similar alternative technology, obtain unauthorized access to the Company's proprietary technology or misuse the technology to which the Company has granted access.

A portion of the messaging technology used in the Company's Caller ID products is licensed from AT&T on an exclusive basis. However, AT&T reserved to itself and its subsidiaries the right to use the technology for all purposes relating to its and its subsidiaries' businesses. AT&T's Caller ID patents are licensed by AT&T to the Company and others, including the Company's competitors. AT&T receives royalties from sales and leases of the Company's Caller ID products other than to AT&T. The Company incurred royalty expense of $277,000, $684,000 and $285,000 in 1993, 1994 and the three months ended March 31, 1995, respectively. The AT&T license agreement has no expiration date but is terminable by AT&T for breach on two months' written notice unless within such time all specified breaches have been remedied. If the AT&T license were terminated and the Company were unable to negotiate a new patent license agreement with AT&T, the Company would no longer be authorized to manufacture or sell Caller ID products in the United States other than to the RBOCs and to AT&T. Additionally, under the agreement, CDT granted AT&T a non-exclusive, royalty-free license to all patents on inventions which are improvements or modifications based upon the technology licensed from AT&T.

LITIGATION

The Company is not a party to any material legal proceedings.

EMPLOYEES

At June 1, 1995, the Company employed 129 full-time persons, of whom 62 were engaged in repair and manufacturing, nine in product development, nine in sales and marketing, 24 in customer service, 12 in operations and 13 in management, finance and administration. The Company has no collective bargaining agreement with its employees and believes that its relationship with its employees is good. See "Risk Factors - Management of Growth; Dependence on Key Employees".

PROPERTIES

The Company maintains its principal administrative, development and support facility at a building located in New Milford, Connecticut which consists of approximately 63,000 square feet. The Company leases this facility under a lease dated as of September 1, 1994 that expires in August 2004. The rent is $2.20 per square foot per year plus taxes, operating expenses and insurance. The Company's lease includes an option to purchase the building at fair market value as defined in the lease at any time from July 1, 1999 until the expiration of the lease. The Company believes that the New Milford facility is suitable and adequate for the current and foreseeable future business of the Company.

The facility is owned by Cee Associates Limited Partnership, a partnership in which Robert J. Schock, Chief Executive Officer of the Company, and Constantine S. Macricostas and Frederick P. Masotta, Jr., directors of the Company, are limited partners and the Company is the sole general partner. The limited partners have a 99% interest in the partnership. Rent paid by the Company to the partnership for the year ended December 31, 1994 was approximately $125,000. The Company believes that the lease terms are no less favorable than those available from a disinterested third party. Financing for the acquisition of the facility by the partnership in 1983 was provided through industrial development bonds issued by the Connecticut Development Authority. The outstanding principal amount of the bonds was approximately $1,400,000 at March 31, 1995. The bonds are secured by a mortgage on the facility but are non-recourse to the partnership. As a result of a default by another tenant in the building under its lease, the former bondholder declared a default under the bonds and commenced a foreclosure proceeding with respect to the facility. In connection with the settlement of the foreclosure litigation, a company owned 97% by Walter M. Fiederowicz, a director and chairman of the Company, and 1% each by Robert J. Schock, Frederick P. Masotta, Jr. and Constantine S. Macricostas, agreed to purchase the bonds in an arm's-length transaction with the bondholder for $550,000. The company which purchased the bonds also paid approximately $100,000 in property taxes owing with respect to the facility. As an accommodation while that company secured financing, the Company briefly acquired the bonds in the settlement in June 1994, and then transferred the bonds in the same month to the new bondholders at cost. The foreclosure litigation was withdrawn in connection with the settlement without the admission of any liability on the part of the Company. The Company believes that the value of the facility is substantially less than the outstanding principal amount of the bonds.

Certain environmental contamination occurred in the part of the facility formerly occupied by another tenant and the Connecticut Department of Environmental Protection ("DEP") performed a clean-up and removed such contamination. The DEP notified Cee Associates Limited Partnership in the first quarter of 1994 that it is a responsible party for the costs of the environmental clean-up performed at the facility and demanded payment by the partnership of $125,000. The Company has not received any notice of any violation of environmental laws by the Company or any notice of any direct claim against the Company associated with the contamination or clean-up at the facility. The Company does not believe that the foregoing will have a materially adverse effect on the Company.

The Company also maintains a manufacturing, research and sales facility in Brampton, Ontario, Canada which consists of 15,750 square feet. The Company leases this facility under a sublease dated on May 1, 1995 that expires October 31, 1996. The rent is $5.75 (Canadian) per square foot per year plus taxes, operating expenses and insurance.

                                  MANAGEMENT

The executive officers and directors of the Company are as follows:

      NAME                       AGE                    POSITION
      ----                       ---                    --------
   Robert J. Schock(1)(2).......  54 President, Chief Executive Officer and
                                     Director
   Walter M. Fiederowicz(2).....  48 Chairman of the Board of Directors
   Joseph W. Cline..............  46 Vice President - Sales and Marketing
   Daniel V. Cusack.............  48 Senior Vice President
   John N. Giamalis.............  37 Vice President - Finance, Chief Financial
                                     Officer, Treasurer and Secretary
   William L. Nutter............  58 Vice President - Research, Development and
                                     Engineering
   Frederick P. Masotta,
    Jr.(1)(3)...................  63 Director
   Constantine S.
    Macricostas(3)..............  60 Director

- --------
(1) Member of Compensation Committee
(2) Member of Executive Committee.
(3) Member of Audit Committee

ROBERT J. SCHOCK has served as President and Chief Executive Officer of the Company since September 1989 and as President of the Delaware Subsidiary since 1981. From 1977 to 1980, Mr. Schock was director of national operations for ICOT Corporation, a telecommunications equipment manufacturer. From 1966 to 1977, Mr. Schock held a variety of positions with Xerox Corporation, including product manager, regional sales operations manager and regional manager for microsystems.

WALTER M. FIEDEROWICZ has been Chairman of the Board of Directors since August 1994, a director of the Company since September 1989 and a director of the Delaware Subsidiary since 1985. From 1979 to December 1988, Mr. Fiederowicz was a partner of the law firm of Cummings & Lockwood and served as counsel to that firm from December 1988 until September 1990. From January 1991 until July 1994, he held various positions, including chairman, and served as a director of Conning Corporation, the parent company of an investment firm. He is also a director of Photronics, Inc., a photomask manufacturer. Mr. Fiederowicz was chairman and director of Covenant Mutual Insurance Company, a property and casualty insurance company ("Covenant") from 1989 until March 1993, and was president and chief executive officer of Covenant from 1989 until December 1992. Covenant was placed in rehabilitation by the Insurance Commissioner of the State of Connecticut in 1993 and subsequently liquidated as a result of losses in connection with insurance claims relating to Hurricane Andrew. Mr. Fiederowicz is a director of Barry Blau & Partners, Inc. and trustee of its employee stock ownership plan.

JOSEPH W. CLINE has served as Vice President - Sales and Marketing since January 1995. Previously, Mr. Cline was President of SNET's Deregulated Products Group where he led SNET's customer premises and equipment business on a regional and national basis. Mr. Cline has more than 20 years of experience in the telecommunications industry, having held positions in systems planning and development, product management and development, sales and marketing and management with SNET.

DANIEL V. CUSACK has served as Senior Vice President of the Company since May 1995, as Vice President - Manufacturing from September 1989 to May 1995 and as Vice-President of Manufacturing of the Delaware Subsidiary since January 1981. From 1976 to 1980, Mr. Cusack was a field service manager of ICOT Corporation.

JOHN N. GIAMALIS has served as Vice President, Finance, Treasurer, Chief Financial Officer and Secretary since May 1995 and was Director of Finance for the Company from March 1995 to May 1995. From 1992 to 1995 Mr. Giamalis was the Vice President and Treasurer of Connecticut National Life Insurance Company where he served as its principal financial officer. From 1990 to 1992 and 1983 to 1985, Mr. Giamalis held positions with the Travelers Corporation, including Director of Corporate Financial Planning. From 1985 to 1990, he was with Deloitte & Touche LLP, holding the position of Senior Audit Manager from 1987 to 1990.

FREDERICK P. MASOTTA, JR. has been a director of the Company since September 1989 and a director of the Delaware Subsidiary since 1981. For more than the last five years he has been president of Craftsmen, Inc., a privately-held construction company.

CONSTANTINE S. MACRICOSTAS has been a director of the Company since September 1989 and a director of the Delaware Subsidiary since 1987. Since 1974, Mr. Macricostas has served in several positions including as chairman and chief executive officer of Photronics, Inc., a photomask manufacturer. He also serves as a director of Nutmeg Federal Savings and Loan Association and Orbit Semiconductor Inc., a semiconductor manufacturer.

WILLIAM L. NUTTER has served as Vice President - Research, Development and Engineering of the Company since December 1989. Prior thereto, Mr. Nutter was employed by AT&T for 28 years in a number of positions. Immediately prior to joining the Company, Mr. Nutter served as Manager of Terminal Product Development for AT&T Network Systems.

The Audit Committee is responsible for recommending the independent auditors for the Company and consults with and reviews the services provided by the Company's independent auditors.

The Compensation Committee reviews and recommends to the Board the compensation and benefits of all officers of the Company. The Compensation Committee also administers the Company's 1983 Stock Option Plan and 1994 Long-Term Incentive Plan.

The Executive Committee is authorized to exercise the powers of the Board of Directors during intervals between Board meetings, subject to limitations set by the Board and the Company's By-Laws. The Executive Committee's approval of any extraordinary transactions is subject to Board ratification.

All directors hold office until the next annual meeting of stockholders and until their successors are duly elected and qualified. Executive officers are appointed by and serve at the discretion of the Board of Directors. There are no family relationships among any of the directors or executive officers of the Company. Directors are entitled to receive a fee of $800 per meeting.

                      PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information regarding the aggregate and percentage ownership of the Company's Common Stock as of May 31, 1995, and as adjusted to reflect the sale of 2,200,000 shares of Common Stock offered hereby by the Company and the Selling Stockholders pursuant to this offering, by (i) each holder known by the Company to beneficially own more than five percent of the Company's Common Stock, (ii) each of the Company's directors,
(iii) all directors and executive officers as a group and (iv) each Selling Stockholder.

                         BENEFICIAL OWNERSHIP                     BENEFICIAL OWNERSHIP
                         PRIOR TO OFFERING(1)                     AFTER OFFERING(1)(2)
                         --------------------------  SHARES TO BE ----------------------
                           NUMBER                      SOLD IN      NUMBER
5% STOCKHOLDERS           OF SHARES        PERCENT   OFFERING(2)   OF SHARES    PERCENT
- ---------------          ------------     ---------  ------------ ------------ ---------
Photronics, Inc.........      854,755          6.3%    125,000         729,755      4.8%
 1061 East Indian Town
  Road
 Jupiter, FL 33477
DIRECTORS
Robert J. Schock........    1,054,295(3)       7.8     150,000         904,295      5.9
Frederick P. Masotta,
 Jr. ...................      744,526(4)       5.5      50,242         694,284      4.6
Walter M. Fiederowicz...      278,416(5)       2.0      75,000         203,416      1.3
Constantine S.
 Macricostas............      140,590(6)       1.0      75,000          65,590        *
OTHER SELLING
 STOCKHOLDERS
Daniel V. Cusack........      410,840(7)       3.0      75,000         335,840      2.2
David S. Allsopp........       65,420            *      24,670          40,750        *
Robin Davis.............       37,005(8)         *      37,005             --         *
John R. Lakian..........       37,004            *      37,004             --         *
George R. Begley........       37,004            *       7,004          30,000        *
Joseph DeFelice.........       27,137(9)         *      27,137             --         *
Jan Pilkington-Miksa....       17,004            *      12,004           5,000        *
Robert M. Wallace.......        4,934(10)        *       4,934             --         *
Directors and executive
 officers as a group (8
 persons)...............    2,765,100(11)     20.1     425,242       2,339,858     15.3

- --------
* Less than one percent.
 (1) Except as otherwise indicated, the named person has the sole voting and investment power with respect to the shares of the Company's Common Stock set forth opposite each person's name, subject to the information contained in the footnotes to the table; gives effect to the issuance of 170,743 shares of Common Stock by the Company on June 8, 1995 in exchange for 230,000 shares of US Order common stock. See "Business - Products and Services" .
 (2) Assumes no exercise of the Underwriters' over-allotment option to purchase up to an aggregate of 330,000 shares of Common Stock (130,000 shares from the Company and 200,000 shares from certain Selling Stockholders).
 (3) Includes 480,295 shares held by his wife as to which Mr. Schock disclaims beneficial ownership. Mr. Schock may be deemed to share voting and investment power over such shares.
 (4) Includes 6,522 shares for which Mr. Masotta holds options exercisable within 60 days.
 (5) Includes 278,416 shares held by his wife as to which Mr. Fiederowicz disclaims beneficial ownership. Mr. Fiederowicz may be deemed to share voting and investment power over such shares. All shares shown as being sold by Mr. Fiederowicz are owned by his wife. Excludes all shares owned by Photronics, Inc., of which Mr. Fiederowicz is a director but as to which Mr. Fiederowicz disclaims beneficial ownership.
 (6) Includes 100,590 shares for which Mr. Macricostas holds options exercisable within 60 days but does not include 854,755 shares held by Photronics, Inc., of which Mr. Macricostas is chairman of board of directors and chief executive officer and a controlling shareholder. Mr. Macricostas disclaims beneficial ownership of such shares. Mr. Macricostas may be deemed to share voting and investment power over such shares.

 (7) Includes 94,500 shares held by his wife and children as to which Mr. Cusack disclaims beneficial ownership. Mr. Cusack may be deemed to share voting and investment power over such shares.
 (8) Includes 37,005 shares for which Mr. Davis holds warrants exercisable within 60 days.
 (9) Includes 27,137 shares for which Mr. DeFelice holds warrants exercisable within 60 days.
(10) Includes 4,934 shares for which Mr. Wallace holds warrants exercisable within 60 days.
(11) Includes 135,445 shares for which executive officers and directors hold options exercisable within 60 days.

                         DESCRIPTION OF CAPITAL STOCK

The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, $.01 par value per share.

COMMON STOCK

As of May 31, 1995, 13,421,043 shares of Common Stock were issued and outstanding (not including 431,372 shares of Common Stock issuable upon exercise of outstanding stock options and 86,345 shares issuable upon exercise of outstanding warrants).

Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. The Company's Board of Directors is not classified. Holders of Common Stock are entitled ratably to dividends which may be paid out of legally available funds (see "Dividend Policy") and any distributions of assets remaining after payment of liabilities in the event of a liquidation, dissolution or winding up of the Company. The holders of Common Stock have no preemptive or subscription rights, nor are there any redemption or conversion right provisions with respect to Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable and, upon payment therefor, the shares of Common Stock to be issued pursuant to this offering will be fully paid and non-assessable.

WARRANTS

As of May 31, 1995 there were outstanding warrants expiring on March 31, 1997 to purchase an aggregate of 86,345 shares of Common Stock at an exercise price of $2.92 per share. The exercise price is subject to adjustment for stock splits, stock dividends and certain other changes in capital structure. The holders of the warrants and the holders of 115,682 shares of Common Stock previously issued pursuant to the exercise of warrants have "piggy-back" registration rights, which entitle them to include such shares in registered offerings of securities by the Company, subject to certain conditions.

LIMITATION OF LIABILITY

The Company's Certificate of Incorporation provides that the personal liability of the directors of the Company is eliminated to the fullest extent permitted by the provisions of Section 102(b)(7) of the General Corporation Law of the State of Delaware, which Section provides that the liability of a director to the corporation or its stockholders for monetary damage for breach of fiduciary duty as a director may be eliminated, except liability (i) for any breach of the director's duty of care to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit.

The Company's Certificate of Incorporation and By-Laws further provide for the indemnification of the Company's directors and officers to the fullest extent permitted by the Delaware General Corporation Law.

A principal effect of these provisions is to limit or eliminate the potential liability of the Company's directors for monetary damages arising from breaches of their fiduciary duty, unless the breach involves one of the four exceptions described in (i) through (iv) above.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Company's Common Stock is American Stock Transfer & Trust Company, New York, New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, the Company will have 15,242,384 shares of Common Stock outstanding (assuming no exercise of the Underwriters' over-allotment option). All of the shares outstanding after the offering will be freely tradeable by persons other than "affiliates" of the Company, without restriction under the Securities Act of 1933, as amended (the "Securities Act"), except as follows. First, the Selling Stockholders, as well as certain other stockholders, have agreed not to offer, sell or otherwise dispose of any of the 3,513,863 shares of Common Stock owned by them for a period of 180 days after the date of this Prospectus without the prior written consent of First Albany Corporation on behalf of itself and the other Representatives of the Underwriters. In addition, 707,336 shares are "restricted securities" within the meaning of Rule 144 under the Securities Act, and may only be sold pursuant to a registration statement under the Securities Act or an applicable exemption from the registration requirements of the Securities Act, including Rule 144. As defined in Rule 144, an "affiliate" of an issuer is a person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such issuer. Sales of significant numbers of shares of the Common Stock in the public market could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities.

In general, under Rule 144, as currently in effect, any person (or persons whose shares are aggregated), who has beneficially owned restricted securities (as that term is defined in Rule 144) for at least two years from the later of the date such securities were acquired from the Company or (if applicable) the date they were acquired from an affiliate, is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 152,424 shares immediately after the offering, assuming no exercise of the Underwriters' over-allotment option) or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, any stockholder deemed to be an affiliate of the Company must comply with the restrictions and requirements of Rule 144, other than the two-year holding period requirement, in order to sell shares of Common Stock that are not restricted securities. Under Rule 144(k), if a period of at least three years has elapsed between the later of the date restricted securities were acquired from the Company and the date they were acquired from an affiliate of the Company, a stockholder who is not an affiliate of the Company at the time of sale and has not been an affiliate at any time during the 90 days prior to the sale would be entitled to sell the shares immediately without compliance with the foregoing requirements under Rule 144, other than the requirements as to the availability of current public information about the Company.

As of May 31, 1995, options to purchase a total of 431,372 shares of Common Stock were outstanding under the Company's two option plans (of which options to purchase 286,472 shares were then exercisable). An additional 342,600 shares were available for future stock option grants under the plan which is still effective. Options for 81,522 shares will be exercised by Selling Stockholders in connection with this offering.

As of May 31, 1995 there were outstanding warrants to purchase an aggregate of 86,345 shares of Common Stock at an exercise price of $2.92 per share. The holders of the warrants have "piggy-back" registration rights, which entitle them to include shares issuable upon exercise of the warrants in registered offerings of securities by the Company, subject to certain conditions. Certain holders of warrants have exercised such registration rights in connection with this offering. After the offering, warrants to purchase an aggregate of 17,269 shares of Common Stock will be outstanding. The warrants expire on March 31, 1997.

The exchange agreement with US Order provides that US Order has "piggy-back" registration rights with respect to all shares issued to US Order pursuant to the agreement, including 170,743 shares issued in June 1995 and up to 200,000 additional shares issuable in April 1996. Beginning January 1, 1996, these rights entitle US Order to include such shares in registered offerings of securities by the Company, subject to certain conditions and limitations.

                                 UNDERWRITING

Under the terms and subject to the conditions contained in the Underwriting Agreement dated the date hereof, each of the Underwriters named below for whom First Albany Corporation, NatWest Securities Limited and Volpe, Welty & Company are acting as Representatives have severally agreed to purchase, and the Company and the Selling Stockholders have agreed to sell to them, severally, the respective numbers of shares of Common Stock set forth opposite their respective names below:

                                                                NUMBER OF
      UNDERWRITER                                         SHARES OF COMMON STOCK
      -----------                                         ----------------------
   First Albany Corporation..............................
   NatWest Securities Limited............................
   Volpe, Welty & Company................................


                                                                       ---------
     Total............................................................ 2,200,000
                                                                       =========

The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company and its counsel and independent auditors. The nature of the Underwriters' obligations is such that they are committed to purchase all shares of the Common Stock offered hereby (other than those covered by the over-allotment option described below) if any of such shares are purchased.

The Company and the Selling Stockholders have been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a
concession not in excess of $    per share. The Underwriters may allow, and
such dealers may reallow, a concession not in excess of $    per share to
certain other dealers. After the public offering, the offering price and other selling terms may be changed by the Representatives of the Underwriters.

Pursuant to the Underwriting Agreement, the Company and certain Selling Stockholders have granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 330,000 additional shares of Common Stock (130,000 shares from the Company and 200,000 shares from the Selling Stockholders) at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 2,200,000, and the Company and such Selling Stockholders will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 2,200,000 shares are being offered.

The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

The Selling Stockholders and certain other stockholders of the Company have agreed not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of First Albany Corporation on behalf of itself and the other Representatives of the Underwriters.

The Representatives of the Underwriters have informed the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

NatWest Securities Limited, a United Kingdom broker-dealer and a member of the Securities and Futures Authority Limited, has agreed that, as part of the distribution of the Common Stock offered hereby and subject to certain exceptions, it will not offer or sell any Common Stock within the United States, its territories or possessions, or to persons who are citizens thereof or residents therein. The Underwriting Agreement does not limit sale of the Common Stock offered hereby outside of the United States.

NatWest Securities Limited has further represented and agreed that (a) it has not offered or sold and will not offer or sell in the United Kingdom by means of any document, any Common Stock other than to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent) or in circumstances which do not constitute an offer to the public within the meaning of the Companies Act 1985; (b) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom; and (c) it has issued or passed on and will issue or pass on to any person in the United Kingdom any document received by it in connection with the issue of Common Stock only if that person is of a kind described in Article 9(3) of the Financial Services Act 1986 (Investment Advertisement) (Exemptions) Order 1988, as amended.

                                 LEGAL MATTERS

The validity of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by LeBoeuf, Lamb, Greene & MacRae, L.L.P., Hartford, Connecticut. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Foley, Hoag & Eliot, Boston, Massachusetts.

                                    EXPERTS

The consolidated financial statements as of December 31, 1993 and 1994 and for each of the three years in the period ended December 31, 1994 included in this Prospectus and the related financial statements incorporated by reference in the Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and incorporated herein by reference, and have been so included in reliance upon the reports of such firm given upon its authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

The Company is subject to the reporting requirements of the Securities Exchange Act of 1934 and files reports and other information with the Securities and Exchange Commission in accordance therewith. Reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities of the Securities and Exchange Commission located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following Regional Offices of the
Commission: 7 World Trade Center, Suite 1300, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Reports, proxy statements and other information filed by the Company with the American Stock Exchange can be inspected at such exchange.

The Company has filed with the Commission a Registration Statement on Form S-2 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected at the principal offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of such materials may be obtained upon written request from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C., at prescribed rates.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

Each of (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, File No. 0-15562, and (ii) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1995, File No. 0-15562, each as filed by the Company with the Commission, is incorporated in this Prospectus by reference. Any statement contained in a document incorporated by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement.

Copies of any documents incorporated by reference in this Prospectus (other than exhibits to such documents, unless they are specifically incorporated by reference), may be obtained from the principal executive offices of the Company without charge, by any person, including any beneficial owner, to whom this Prospectus is delivered, upon oral or written request to Secretary, Colonial Data Technologies Corp., 80 Pickett District Road, New Milford, Connecticut 06776, telephone (203) 355-3178.

                        COLONIAL DATA TECHNOLOGIES CORP.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
ANNUAL FINANCIAL STATEMENTS
  Independent Auditors' Report............................................  F-2
  Consolidated Balance Sheets, December 31, 1993 and 1994.................  F-3
  Consolidated Statements of Earnings for the Years Ended December 31,
   1992, 1993 and 1994....................................................  F-4
  Consolidated Statements of Stockholders' Equity for the Years Ended
   December 31, 1992, 1993 and 1994.......................................  F-5
  Consolidated Statements of Cash Flows for the Years Ended December 31,
   1992, 1993 and 1994....................................................  F-6
  Notes to Consolidated Financial Statements..............................  F-7
INTERIM FINANCIAL STATEMENTS (UNAUDITED)
  Consolidated Condensed Balance Sheets as of December 31, 1994 and March
   31, 1995............................................................... F-13
  Consolidated Condensed Statements of Earnings for the Three Months Ended
   March 31, 1994 and 1995................................................ F-14
  Consolidated Condensed Statement of Stockholders' Equity for the Three
   Months Ended March 31, 1995............................................ F-15
  Consolidated Condensed Statements of Cash Flows for the Three Months
   Ended March 31, 1994 and 1995.......................................... F-16
  Notes to Consolidated Condensed Financial Statements.................... F-17

                         INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Colonial Data Technologies Corp.
New Milford, Connecticut

  We have audited the accompanying consolidated balance sheets of Colonial Data Technologies Corp. and its subsidiary (the "Company") as of December 31, 1993 and 1994, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Colonial Data Technologies Corp. and its subsidiary as of December 31, 1993 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Hartford, Connecticut
January 19, 1995

                        COLONIAL DATA TECHNOLOGIES CORP.

            CONSOLIDATED BALANCE SHEETS, DECEMBER 31, 1993 AND 1994

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                 1993    1994
                                                                ------- -------
                            ASSETS
                            ------
CURRENT ASSETS:
  Cash and cash equivalents.................................... $    11 $14,013
  Accounts receivable (net of allowance of $15 in 1993 and $56
   in 1994) (Note 8)...........................................   2,804   5,102
  Income taxes receivable......................................             863
  Merchandise sold under contract (Note 2).....................     699
  Inventories..................................................   2,991   6,473
  Prepaid expenses.............................................     108     128
  Deferred income taxes (Note 5)...............................     118     131
                                                                ------- -------
    Total current assets.......................................   6,731  26,710
EQUIPMENT (Note 3):
  Leased.......................................................   2,638   5,001
  Other........................................................     634     754
                                                                ------- -------
    Total equipment............................................   3,272   5,755
DEFERRED INCOME TAXES (Note 5).................................     484     668
                                                                ------- -------
                                                                $10,487 $33,133
                                                                ======= =======
             LIABILITIES AND STOCKHOLDERS' EQUITY
             ------------------------------------
CURRENT LIABILITIES:
  Accounts payable............................................. $   894 $ 1,497
  Accrued liabilities..........................................     516     579
  Accrued salaries.............................................             268
  Income taxes payable.........................................     672     263
  Deferred revenue.............................................     193     173
  Short-term borrowings (Note 4)...............................   2,130
                                                                ------- -------
    Total current liabilities..................................   4,405   2,780
LONG-TERM BORROWINGS (Note 4)..................................           2,000
COMMITMENTS AND CONTINGENCIES (Notes 7 and 9)
STOCKHOLDERS' EQUITY (Note 6):
  Common stock, par value $.01, authorized 12,500,000 shares in
   1993 and 20,000,000 shares in 1994, issued and outstanding
   9,948,300 shares in 1993 and 13,299,241 shares in 1994......      99     133
  Additional paid-in capital...................................   3,483  22,142
  Retained earnings............................................   2,500   6,078
                                                                ------- -------
    Total stockholders' equity.................................   6,082  28,353
                                                                ------- -------
                                                                $10,487 $33,133
                                                                ======= =======

                See notes to consolidated financial statements.

                        COLONIAL DATA TECHNOLOGIES CORP.

                      CONSOLIDATED STATEMENTS OF EARNINGS

              FOR THE YEARS ENDED DECEMBER 31, 1992, 1993 AND 1994

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                               1992        1993        1994
                                            ----------  ----------  ----------
REVENUES (Notes 2 and 8):
  Products................................. $    8,071  $   11,667  $   22,016
  Leases...................................        142       3,525      11,630
  Services.................................      1,509       2,247       3,183
                                            ----------  ----------  ----------
    Total revenues.........................      9,722      17,439      36,829
COST OF SALES:
  Products.................................      5,684       7,977      15,939
  Leases...................................        114       2,456       6,137
  Services.................................      1,011       1,771       2,152
                                            ----------  ----------  ----------
    Total cost of sales....................      6,809      12,204      24,228
                                            ----------  ----------  ----------
GROSS PROFIT...............................      2,913       5,235      12,601
SELLING, GENERAL AND ADMINISTRATIVE
 EXPENSES..................................      2,066       2,855       5,519
RESEARCH AND DEVELOPMENT...................        296         327         782
                                            ----------  ----------  ----------
INCOME FROM OPERATIONS.....................        551       2,053       6,300
                                            ----------  ----------  ----------
OTHER INCOME (EXPENSE):
  Interest expense.........................        (12)       (105)       (224)
  Interest income..........................          2                      75
  Other....................................          1           4          17
                                            ----------  ----------  ----------
    Total other expense....................         (9)       (101)       (132)
                                            ----------  ----------  ----------
INCOME BEFORE INCOME TAXES.................        542       1,952       6,168
INCOME TAXES (Note 5)......................        231         849       2,590
                                            ----------  ----------  ----------
NET INCOME................................. $      311  $    1,103  $    3,578
                                            ==========  ==========  ==========
PRIMARY AND FULLY DILUTED NET INCOME PER
 SHARE..................................... $      .03  $      .10  $      .30
                                            ==========  ==========  ==========
WEIGHTED AVERAGE SHARES:
  Primary.................................. 10,785,236  10,867,047  11,731,325
                                            ==========  ==========  ==========
  Fully diluted............................ 10,848,802  10,910,480  11,805,992
                                            ==========  ==========  ==========

                See notes to consolidated financial statements.

                        COLONIAL DATA TECHNOLOGIES CORP.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1992, 1993 AND 1994

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                     COMMON STOCK
                                   ---------------- ADDITIONAL
                                               PAR   PAID-IN   RETAINED
                                     SHARES   VALUE  CAPITAL   EARNINGS  TOTAL
                                   ---------- ----- ---------- -------- -------
BALANCE, December 31, 1991........  9,823,050 $ 99   $ 3,329    $1,086  $ 4,514
  Net income......................                                 311      311
                                   ---------- ----   -------    ------  -------
BALANCE, December 31, 1992........  9,823,050   99     3,329     1,397    4,825
  Issuance of common stock due to
   exercise of stock options and
   warrants.......................    125,250            154                154
  Net income......................                               1,103    1,103
                                   ---------- ----   -------    ------  -------
BALANCE, December 31, 1993........  9,948,300   99     3,483     2,500    6,082
  Issuance of common stock, net of
   related costs (Note 6).........  2,400,000   24    16,078             16,102
  Issuance of common stock due to
   exercise of stock options and
   warrants and related income tax
   benefit........................    950,941   10     2,581              2,591
  Net income......................                               3,578    3,578
                                   ---------- ----   -------    ------  -------
BALANCE, December 31, 1994........ 13,299,241 $133   $22,142    $6,078  $28,353
                                   ========== ====   =======    ======  =======


                See notes to consolidated financial statements.

                        COLONIAL DATA TECHNOLOGIES CORP.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1992, 1993 AND 1994

                                 (IN THOUSANDS)

                                                        1992    1993    1994
                                                        -----  ------  -------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income........................................... $ 311  $1,103  $ 3,578
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation.......................................   255   1,808    4,159
    Loss on disposal of assets.........................                    174
    Provision for bad debts............................     3       5       72
    Increase in reserve for inventories................            68       94
    Deferred income taxes..............................          (640)    (197)
    Changes in assets and liabilities:
      Accounts receivable..............................  (601) (1,207)  (2,370)
      Merchandise sold under contract.................. 1,195     714      605
      Inventories......................................  (393) (1,299)  (3,482)
      Prepaid expenses.................................   121     (55)     (20)
      Accounts payable.................................  (198)    657      603
      Income taxes receivable and payable..............   128     582      843
      Accrued liabilities..............................    83     449      311
                                                        -----  ------  -------
        Net cash provided by operating activities......   904   2,185    4,370
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures:
    Leased equipment...................................  (241) (4,043)  (6,453)
    Other equipment....................................  (297)   (242)    (363)
  Proceeds from sale of equipment......................   100
                                                        -----  ------  -------
        Net cash used in investing activities..........  (438) (4,285)  (6,816)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of common stock, net of
   related costs and related income tax benefit........           154   16,578
  Net (repayments) proceeds from borrowings............  (463)  1,947     (130)
                                                        -----  ------  -------
        Net cash (used in) provided by financing
         activities....................................  (463)  2,101   16,448
                                                        -----  ------  -------
NET INCREASE IN CASH...................................     3       1   14,002
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR.........     7      10       11
                                                        -----  ------  -------
CASH AND CASH EQUIVALENTS AT END OF YEAR............... $  10  $   11  $14,013
                                                        =====  ======  =======

                See notes to consolidated financial statements.

                       COLONIAL DATA TECHNOLOGIES CORP.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

             FOR THE YEARS ENDED DECEMBER 31, 1992, 1993 AND 1994

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Business - Colonial Data Technologies Corp. together with its wholly-owned subsidiary (the "Company") designs, develops and markets telecommunications products that support enhanced network services being developed and implemented by the regional Bell operating companies and other telephone operating companies. The Company also repairs and refurbishes telecommunications products for commercial customers.

  Consolidation - The consolidated financial statements include the accounts of the Company after elimination of all intercompany balances and transactions. Certain 1992 and 1993 amounts were reclassified to conform to the 1994 presentation.

  Revenue Recognition - Revenue is recorded when products and repair merchandise are shipped to the customer. Lease revenue is recorded based on the units in service at the end of the prior month since these leases are cancelable at any time.

  Cash and Cash Equivalents - Cash and cash equivalents consist of cash and short-term U.S. Treasury bills, with original maturities of ninety days or less.

  Inventories - Inventories are recorded at the lower of cost or market with cost determined on a weighted average basis and consist primarily of finished goods.

  Equipment - Equipment is carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts and any gain or loss is reflected in net income. Maintenance and repairs are charged to expense as incurred.

  Income Taxes - Income taxes are computed on the basis of consolidated financial statement income. Deferred income taxes reflect the tax effects of differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes.

  Net Income per Share - Net income per share of common stock is based upon the weighted average number of shares outstanding during the year. Net income per share gives effect to the exercise of stock options and warrants using the treasury stock method. Stock options and warrants are not considered in the calculation when they have an antidilutive effect.

2. MERCHANDISE SOLD UNDER CONTRACT

  On July 2, 1991, the Company entered into a sales agreement with a distributor for the sale of 70% of the Company's inventories as of June 30, 1991. The accounting treatment of this sale has been to recognize revenue upon the receipt of payments from the distributor. Accordingly, $1,846,000, $869,000, and $319,000 of revenue was recorded for the years ended December 31, 1992, 1993 and 1994, respectively.

                       COLONIAL DATA TECHNOLOGIES CORP.

3. EQUIPMENT

  Equipment consists of the following at December 31:

                                                                1993     1994
                                                               -------  -------
                                                               (IN THOUSANDS)
      Leased equipment........................................ $ 4,251  $ 9,902
      Molds and tools.........................................     648      756
      Plant equipment.........................................     444      640
      Leasehold improvements..................................     262      333
      Transportation equipment................................     134      140
      Furniture and fixtures..................................      49       72
                                                               -------  -------
                                                                 5,788   11,843
      Accumulated depreciation................................  (2,516)  (6,088)
                                                               -------  -------
                                                               $ 3,272  $ 5,755
                                                               =======  =======

4. BORROWINGS

  On April 11, 1994, the Company changed its banking relationship and signed a new loan agreement which increased its credit line from $3.5 million to $6 million. On August 29, 1994, the Company amended its revolving loan agreement to increase its credit line from $6 million to $8 million. The loan agreement is subject to renewal on April 30, 1996. The loan is secured by substantially all of the Company's assets. The loan agreement bears interest at an annual rate of 1/4% above the bank's prime rate. The bank's prime rate was 8 1/2% per annum at December 31, 1994. At December 31, 1994, $2 million was outstanding on the credit line. The loan agreement contains restrictive covenants, the most significant of which are certain financial ratios and prohibition of dividends.

  Under the previous bank credit agreement that expired on April 30, 1994, the Connecticut Development Authority guaranteed 20% of the loan in an amount not to exceed $700,000. The agreement provided that the Company may obtain letters of credit for overseas purchases or request cash advances. The loan was secured by substantially all of the Company's assets. The loan agreement bore interest at an annual rate of 3/4% above the bank's prime rate. The bank's prime rate was 6% per annum at December 31, 1993.

  Cash paid for interest for the years ended December 31, 1992, 1993, and 1994 was $16,000, $93,000 and $235,000, respectively.

5. INCOME TAXES

  Income taxes (benefit) consists of the following for the years ended December 31:

                                                        1992  1993    1994
                                                        ---- ------  ------
                                                          (IN THOUSANDS)
      Current:
        Federal........................................ $163 $1,073  $2,288
        State..........................................   68    416     499
                                                        ---- ------  ------
                                                         231  1,489   2,787
      Deferred:
        Federal .......................................        (463)   (230)
        State..........................................        (177)     33
                                                        ---- ------  ------
                                                               (640)   (197)
                                                        ---- ------  ------
                                                        $231 $  849  $2,590
                                                        ==== ======  ======

                       COLONIAL DATA TECHNOLOGIES CORP.

  The net deferred income tax asset includes the following components at December 31:

                                                                   1993   1994
                                                                   -----  -----
                                                                       (IN
                                                                   THOUSANDS)
      Current deferred tax asset:
        Accounts receivable allowance............................. $   6  $  21
        Reserve for inventories...................................    28     18
        Accrued liabilities.......................................   108    115
                                                                   -----  -----
                                                                     142    154
      Current deferred tax liability - prepaid expenses...........   (24)   (23)
                                                                   -----  -----
      Net current deferred asset..................................   118    131
      Noncurrent deferred tax asset - depreciation................   484    668
                                                                   -----  -----
      Total net deferred tax asset................................  $602   $799
                                                                   =====  =====

  A reconciliation between the income taxes computed by applying the federal statutory rate to income before income taxes to the actual income taxes is as follows:

                                                                  1992  1993  1994
                                                                  ----  ----  ----
      Federal income taxes at statutory rate.....................  34%   34%   34%
      Nondeductible expenses.....................................   2     1     1
      State income taxes - net of federal tax benefit............   9     9     6
      Other......................................................  (2)   (1)    1
                                                                  ---   ---   ---
                                                                   43%   43%   42%
                                                                  ===   ===   ===

  Cash paid for income taxes for the years ended December 31, 1992, 1993, and 1994 was approximately $85,000, $933,000 and $1,944,000, respectively.

6. STOCKHOLDERS' EQUITY

 Stock Offering

  On October 21, 1994, the Company sold 3,680,000 shares of the Company's common stock, of which 2,400,000 shares were issued by the Company and 1,280,000 shares were sold by certain selling stockholders. The net proceeds to the Company from the sale of the 2,400,000 shares of common stock were $16,102,000 after deducting the applicable issuance costs and expenses. The net proceeds were used to raise funds to support the growth of the Company's leasing activities, for working capital and general corporate purposes and repayment of certain indebtedness.

 Stock Options

  The Company's board of directors authorized the issuance of options for purchase of common stock for key employees. The options entitle the holder to purchase the Company's common stock at the fair market value at the date of grant. 304,762 of the options issued are currently exercisable, and expire at December 31, 1996.

  The Company's board of directors as part of its 1994 Long-Term Incentive Plan authorized 500,000 stock options to be available for grants. 108,400 options were granted to key employees, which entitle the holder to purchase the Company's common stock at a stated price. The options vest periodically through 1998 and expire in 2004.

                       COLONIAL DATA TECHNOLOGIES CORP.

  A summary of the changes in stock options is as follows:

                                                EXERCISE PRICES NUMBER OF SHARES
                                                --------------- ----------------
      Outstanding, December 31, 1991...........   $.21 - $6.00     1,349,870
        Canceled...............................          $6.00      (100,000)
                                                                   ---------
      Outstanding, December 31, 1992...........   $.21 - $3.00     1,249,870
        Canceled...............................           $.21        (2,000)
        Exercised..............................           $.21        (3,000)
                                                                   ---------
      Outstanding, December 31, 1993...........   $.21 - $3.00     1,244,870
        Granted................................  $4.50 - $8.50       108,400
        Canceled...............................   $.21 - $3.00      (116,526)
        Exercised..............................           $.21      (823,582)
                                                                   ---------
      Outstanding, December 31, 1994...........   $.21 - $8.50       413,162
                                                                   =========

 Warrants

  The Company has 184,758 warrants outstanding as of December 31, 1994. These warrants (expiration date of March 31, 1997) entitle the holder to purchase one share of the Company's common stock at $2.92 per share. A summary of the changes in warrants is as follows:

                                              EXERCISE PRICES NUMBER OF SHARES
                                              --------------- ----------------
      Outstanding, December 31, 1991 and
       1992..................................  $1.25 - $2.92       434,367
        Exercised............................          $1.25      (122,250)
                                                                  --------
      Outstanding, December 31, 1993.........  $1.25 - $2.92       312,117
        Exercised............................  $1.25 - $2.92      (127,359)
                                                                  --------
      Outstanding, December 31, 1994.........          $2.92       184,758
                                                                  ========

 Preferred Stock

  The Company has authorized and unissued 6,250 shares of Series Preferred Stock with $.01 par value.

7. LEASE

  The Company signed a new lease agreement for its principal administrative, development and support facility which consists of approximately 63,000 square feet with Cee Associates Limited Partnership ("Cee") in September 1994 that expires August 2004. The Company's lease includes an option to purchase the building at fair market value as defined in the lease at any time from July 1, 1999 until the expiration of the lease. The lease agreement includes the rental of an additional 30,000 square feet of office and warehouse space. The rent is $2.20 per square foot per year plus taxes, operating expenses and insurance. Cee is a partnership in which the Company is a general partner and certain directors and an officer of the Company are limited partners. In June 1994, the Company acquired and then sold at cost the industrial development bonds that were an obligation of the partnership to a company owned by certain directors of the Company for $550,000. The trustee of the bonds had previously brought an action against this partnership. This action was withdrawn without the admission of any liability on the part of the Company or the partnership. The annual rental payments were approximately $66,000, $65,000 and $125,000 in 1992, 1993, and 1994, respectively.

                       COLONIAL DATA TECHNOLOGIES CORP.

  Future minimum lease payments under noncancelable operating leases with initial or remaining terms in excess of one year at December 31, 1994 were as follows:

                                                                  (IN THOUSANDS)
      1995.......................................................     $  139
      1996.......................................................        139
      1997.......................................................        139
      1998.......................................................        139
      1999.......................................................        139
      2000-2004..................................................        652
                                                                      ------
                                                                      $1,347
                                                                      ======

8. MAJOR CUSTOMERS AND CONCENTRATION OF CREDIT RISK

  Financial instruments that potentially subject the Company to credit risk consist principally of trade receivables. The Company sells its products primarily to retailers and regional Bell operating companies in the United States. The Company believes that the concentration of credit risk in its trade receivables is substantially mitigated by the Company's ongoing credit evaluation process and relatively short collection terms. The Company does not generally require collateral from customers. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. Historically, the Company has not incurred any significant credit related losses.

  Sales to two customers were approximately 19% and 15% of total sales for the year ended December 31, 1992. The Company had two customers which represented approximately 40% and 10% of the total accounts receivable at December 31, 1992.

  Sales to two customers were approximately 20% and 18% of total sales for the year ended December 31, 1993. The Company had two customers which represented approximately 42% and 20% of total accounts receivable at December 31, 1993.

  Sales to three customers were approximately 33%, 22% and 12% of total sales for the year ended December 31, 1994. The Company had three customers which represented approximately 22%, 27%, and 16% of total accounts receivable at December 31, 1994.

9. COMMITMENTS AND CONTINGENCIES

  The Company has a nonexclusive license with AT&T for a portion of its messaging technology used in the Company's Caller ID products. For licensed products leased, sold or put in use, the Company pays a royalty to AT&T. Royalty expense was $78,000, $277,000 and $684,000 for the years ended December 31, 1992, 1993 and 1994, respectively.

  The Company was contingently liable for outstanding letters of credit for overseas purchases or request cash advances totaling $500,000 and $700,000 at December 31, 1993 and 1994, respectively.

  The Company has become informed that certain environmental contamination existed in the part of the Company's premises occupied by another tenant and that the Connecticut Department of Environmental Protection has performed a clean-up and removed such contamination. The Company has not received any notice of any violation of environmental laws or regulations by the Company or any notice of any claim against the Company associated with the contamination or clean-up at the premises. The Company does not believe that the

                        COLONIAL DATA TECHNOLOGIES CORP.

foregoing will have a material adverse effect on the Company's consolidated financial position or results of operations.

10. QUARTERLY FINANCIAL DATA - UNAUDITED

                                            FIRST  SECOND THIRD  FOURTH   TOTAL
                                            ------ ------ ------ ------- -------
                                             (IN THOUSANDS, EXCEPT SHARE DATA)
   Fiscal 1993
     Revenues.............................. $3,017 $3,309 $4,821  $6,292 $17,439
     Gross profit..........................    918  1,018  1,472   1,827   5,235
     Net income............................    137    179    354     433   1,103
     Net income per share.................. $  .01 $  .02 $  .03 $   .04 $   .10
   Fiscal 1994
     Revenues.............................. $6,043 $7,390 $9,957 $13,439 $36,829
     Gross profit..........................  1,926  2,340  3,447   4,888  12,601
     Net income............................    495    568    981   1,534   3,578
     Net income per share.................. $  .04 $  .05 $  .09 $   .12 $   .30

                        COLONIAL DATA TECHNOLOGIES CORP.

                     CONSOLIDATED CONDENSED BALANCE SHEETS

                      DECEMBER 31, 1994 AND MARCH 31, 1995

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                             1994      1995
                                                            ------- -----------
                                                                    (UNAUDITED)
                          ASSETS
                          ------
CURRENT ASSETS:
  Cash..................................................... $14,013   $ 7,639
  Accounts receivable (net of allowance of $56 in 1994 and
   $80 in 1995)............................................   5,102     8,370
  Income taxes receivable..................................     863       118
  Inventories..............................................   6,473     6,804
  Prepaid expenses.........................................     128       346
  Deferred income taxes....................................     131       146
                                                            -------   -------
    Total current assets...................................  26,710    23,423
EQUIPMENT:
  Leased...................................................   5,001     4,838
  Other....................................................     754     1,929
                                                            -------   -------
    Total equipment........................................   5,755     6,767
DEFERRED INCOME TAXES......................................     668       803
SECURITY HELD-FOR-SALE (Note 2)............................             5,994
                                                            -------   -------
                                                            $33,133   $36,987
                                                            =======   =======
           LIABILITIES AND STOCKHOLDERS' EQUITY
           ------------------------------------
CURRENT LIABILITIES:
  Accounts payable......................................... $ 1,497   $ 2,773
  Accrued liabilities......................................     579       525
  Accrued salaries.........................................     268       213
  Income taxes payable.....................................     263     2,013
  Deferred revenue.........................................     173       381
                                                            -------   -------
    Total current liabilities..............................   2,780     5,905
LONG-TERM BORROWINGS (Note 3)..............................   2,000
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY (Note 4):
  Common stock, par value $.01, authorized 20,000,000
   shares, issued and
   outstanding 13,299,241 shares in 1994 and 13,390,253
   shares in 1995..........................................     133       134
  Additional paid-in capital...............................  22,142    22,407
  Retained earnings........................................   6,078     8,492
  Unrealized appreciation of security held-for-sale........                49
                                                            -------   -------
    Total stockholders' equity.............................  28,353    31,082
                                                            -------   -------
                                                            $33,133   $36,987
                                                            =======   =======

           See notes to consolidated condensed financial statements.

                        COLONIAL DATA TECHNOLOGIES CORP.

                 CONSOLIDATED CONDENSED STATEMENTS OF EARNINGS

               FOR THE THREE MONTHS ENDED MARCH 31, 1994 AND 1995

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                            1994        1995
                                                         ----------  ----------
                                                              (UNAUDITED)
REVENUES:
  Products.............................................. $    3,492  $    9,702
  Leases................................................      1,704       4,793
  Services..............................................        847         711
                                                         ----------  ----------
    Total revenues......................................      6,043      15,206
COST OF SALES:
  Products..............................................      2,569       6,699
  Leases................................................        986       1,921
  Services..............................................        562         481
                                                         ----------  ----------
    Total cost of sales.................................      4,117       9,101
                                                         ----------  ----------
GROSS PROFIT............................................      1,926       6,105
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES............        941       1,989
RESEARCH AND DEVELOPMENT................................         96         278
                                                         ----------  ----------
INCOME FROM OPERATIONS..................................        889       3,838
NET OTHER (EXPENSE) INCOME..............................        (26)        186
                                                         ----------  ----------
INCOME BEFORE INCOME TAXES..............................        863       4,024
INCOME TAXES............................................        368       1,610
                                                         ----------  ----------
NET INCOME.............................................. $      495  $    2,414
                                                         ==========  ==========
PRIMARY AND FULLY DILUTED NET INCOME PER SHARE.......... $      .04  $      .18
                                                         ==========  ==========
WEIGHTED AVERAGE SHARES:
  Primary............................................... 11,285,252  13,764,213
                                                         ==========  ==========
  Fully diluted......................................... 11,291,771  13,764,296
                                                         ==========  ==========


           See notes to consolidated condensed financial statements.

                        COLONIAL DATA TECHNOLOGIES CORP.

            CONSOLIDATED CONDENSED STATEMENT OF STOCKHOLDERS' EQUITY

             FOR THE THREE MONTHS ENDED MARCH 31, 1995 (UNAUDITED)

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                UNREALIZED
                            COMMON STOCK                       APPRECIATION
                          ---------------- ADDITIONAL          OF SECURITY
                                      PAR   PAID-IN   RETAINED  HELD-FOR-
                            SHARES   VALUE  CAPITAL   EARNINGS     SALE      TOTAL
                          ---------- ----- ---------- -------- ------------ -------
BALANCE, December 31,
 1994...................  13,299,241 $133   $22,142    $6,078               $28,353
  Issuance of common
   stock due to exercise
   of stock options and
   warrants.............      91,012    1       265                             266
  Net income............                                2,414                 2,414
  Unrealized
   appreciation of
   security held-for-
   sale.................                                           $49           49
                          ---------- ----   -------    ------      ---      -------
BALANCE, March 31, 1995.  13,390,253 $134   $22,407    $8,492      $49      $31,082
                          ========== ====   =======    ======      ===      =======


           See notes to consolidated condensed financial statements.

                        COLONIAL DATA TECHNOLOGIES CORP.

                CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

               FOR THE THREE MONTHS ENDED MARCH 31, 1994 AND 1995

                                 (IN THOUSANDS)

                                                                1994    1995
                                                                -----  -------
                                                                 (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................... $ 495  $ 2,414
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation...............................................   735      972
    Provision for bad debts....................................             24
    Increase in reserve for inventories........................            144
    Deferred income taxes......................................  (200)    (150)
    Changes in assets and liabilities:
      Accounts receivable......................................   699   (3,292)
      Merchandise sold under contract..........................   145
      Inventories..............................................  (467)    (475)
      Prepaid expenses.........................................  (238)    (218)
      Accounts payable.........................................  (196)   1,276
      Income taxes receivable and payable......................   (42)   2,495
      Accrued liabilities......................................    82       99
                                                                -----  -------
        Net cash provided by operating activities.............. 1,013    3,289
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures.........................................  (355)  (1,984)
  Purchase of security held-for-sale...........................         (5,945)
                                                                -----  -------
        Net cash used in investing activities..................  (355)  (7,929)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of common stock.......................    58      266
  Net repayments on borrowings.................................  (720)  (2,000)
                                                                -----  -------
        Net cash used in financing activities..................  (662)  (1,734)
                                                                -----  -------
NET DECREASE IN CASH...........................................    (4)  (6,374)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD...............    11   14,013
                                                                -----  -------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................... $   7  $ 7,639
                                                                =====  =======
Cash paid for:
  Interest..................................................... $  34  $     4
  Income taxes.................................................   610      114

           See notes to consolidated condensed financial statements.

                       COLONIAL DATA TECHNOLOGIES CORP.

           NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS FOR

          THE THREE MONTHS ENDED MARCH 31, 1994 AND 1995 (UNAUDITED)

1. BASIS OF PRESENTATION

  The accompanying unaudited consolidated condensed financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. They do not include all information and footnotes required by generally accepted accounting principles for complete financial statements. However, except as disclosed herein, there has been no material change in the information disclosed in the notes to consolidated financial statements included in the Annual Report on Form 10-K of Colonial Data Technologies Corp. for the year ended December 31, 1994. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month period ended March 31, 1995 are not necessarily indicative of the results that may be expected for the year ending December 31, 1995.

2. ACCOUNTING POLICY - SECURITY HELD-FOR-SALE

  The Company began reporting its investment holdings according to Financial Accounting Standards Board Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Accordingly, a U.S. Treasury Note with a February 1997 maturity, which the Company will use to fund working capital, is classified as a noncurrent asset held for sale and carried at market value. Changes in the market value of securities held for sale are included in stockholders' equity, net of applicable income taxes.

3. BORROWINGS

  On February 22, 1995, the Company elected to amend its loan agreement and reduce its credit line from $8 million to $4 million. The loan agreement is subject to renewal on April 30, 1996.

4. SUBSEQUENT EVENTS

 Stockholders' Equity

  In May 1995, the stockholders approved the Company's reincorporation into Delaware from Massachusetts. As a result of this reincorporation, the Company's authorized class of preferred stock, of which no shares were issued and outstanding, was eliminated.

 US Order

  In April 1995, the Company entered into a stock exchange agreement with US Order, Inc. ("US Order") a strategic alliance partner for analog display services interface protocol capable "smart telephones." Under the terms of the agreement, on the date of closing of a US Order public offering of equity securities, the Company will exchange unregistered common stock for 230,000 shares of US Order restricted common stock. The value of this exchange will be based on US Order's value at their initial public offering price and an equal value of the Company's common stock based on the average closing price for a specified period of time, as defined in the agreement, preceding the date of the exchange. On June 2, 1995, US Order's initial public offering was effective at a price per share of $14.75. Accordingly, 170,743 shares of the Company's unregistered common stock will be issued to US Order on June 8, 1995.

  The agreement provides for the Company and US Order to exchange on April 15, 1996 the lesser of 200,000 shares of each company's common stock or $3 million of the Company's unregistered common stock, subject to certain conditions, for $3 million of US Order's restricted common stock. Each company's stock will be valued at the average closing price of their respective common stock for a specified period of time, as defined in the

                       COLONIAL DATA TECHNOLOGIES CORP.

agreement, preceding the date of the exchange. Both companies will have certain "piggyback" registration rights and rights of first refusal with respect to each others' stock.

 CDT Canada Corp.

  In May 1995, the Company purchased the Canadian Caller ID business of TIE/communications, Inc. through an acquisition of certain assets. The acquisition costs and operations purchased were not significant to the Company. In connection with the acquisition, a newly formed subsidiary, CDT Canada Corp. will manage the Company's Canadian operations, which will include a manufacturing, engineering and sales facility in Brampton, Ontario, Canada.

 Worldwide Telecom Partners, Inc.

  In May 1995, the Company acquired a 50% interest in a joint venture, Worldwide Telecom Partners, Inc. The venture will also be owned by Barry Blau & Partners, Inc. The venture will provide marketing services to the telecommunications industry. The cost of this investment was not significant.

 Common Stock Offering

  In June 1995, the Company announced it intends to file a registration statement with the Securities and Exchange Commission for the public offering of 2,200,000 shares (exclusive of the underwriters' over-allotment option) of the Company's common stock, of which 1,500,000 shares will be issued by the Company and 700,000 shares will be sold by certain selling stockholders.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

 NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH IN-FORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR ANY OF THE UNDERWRITERS. THIS PRO-SPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO, OR SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PRO-SPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT INFORMATION CONTAINED HEREINIS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.


                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    6
Use of Proceeds...........................................................   10
Price Range of Common Stock...............................................   11
Dividend Policy...........................................................   11
Capitalization............................................................   12
Selected Consolidated Financial Data......................................   13
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   14
Business..................................................................   19
Management................................................................   30
Principal and Selling Stockholders........................................   32
Description of Capital Stock..............................................   33
Shares Eligible for Future Sale...........................................   34
Underwriting..............................................................   35
Legal Matters.............................................................   36
Experts...................................................................   36
Available Information.....................................................   37
Incorporation of Certain Documents by Reference...........................   37
Index to Consolidated Financial Statements................................  F-1

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                               2,200,000 SHARES

                                   [LOGO OF
                       COLONIAL DATA TECHNOLOGIES CORP.
                                 APPEARS HERE]

                                 COLONIAL DATA
                              TECHNOLOGIES CORP.

                                 COMMON STOCK

                              ------------------

                              P R O S P E C T U S

                              ------------------

                           FIRST ALBANY CORPORATION

                          NATWEST SECURITIES LIMITED

                            VOLPE, WELTY & COMPANY

                                      , 1995

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                             Graphic Appendix List


Page             Picture Description

2 Right side of page. Collage of Caller ID adjunct unit, integrated Caller ID telephone, Caller ID with Call Waiting unit (SCWID) adjunct unit and ADSI-compatible smart telephone.

21 Middle of page. A drawing of a man in profile talking on a telephone.

                 Bottom of page. A picture of a telephone with display screen and function keys.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  Set forth below are estimates of the expenses which will be paid by the Company and the Selling Stockholders in connection with the Registration
Statement:

      SEC Registration Fee............................................ $ 16,249
      NASD Filing Fee.................................................    5,213
      Legal Fees and Expenses.........................................  120,000
      Accounting Fees and Expenses....................................   60,000
      Blue Sky Fees and Expenses......................................    1,000
      Printing and Engraving Expenses.................................   75,000
      Custodian and Escrow Fees.......................................    5,500
      Miscellaneous...................................................  117,038
                                                                       --------
                                                                       $400,000
                                                                       ========

Except for the filing fees with the Securities and Exchange Commission, all of the foregoing expenses have been estimated and are subject to future contingencies. Of the estimated expenses noted above, approximately $385,000 shall be paid by the Company and approximately $15,000 shall be paid by the Selling Stockholders, which represents custodian and escrow fees and legal fees and expenses related to the cost of including in this Registration Statement the shares to be sold by the Selling Stockholders.

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS

  Section 145 of the Delaware General Corporation Law ("DGCL") authorizes, inter alia, a corporation generally to indemnify any person ("indemnitee") who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was service at the request of the corporation, in a similar position with another corporation or entity, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. With respect to actions or suits by or in the right of the corporation; however, an indemnitee who acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation is generally limited to attorney's fees and other expenses, and no indemnification shall be made if such person is adjudged liable to the corporation unless and only to the extent that a court of competent jurisdiction determines that indemnification is appropriate. Section 145 further provides that any indemnification shall be made by the corporation only as authorized in each specific case upon a determination by the (i) stockholders, (ii) board of directors by a majority voted of a quorum consisting of directors who were not parties to such action, suit or proceeding or (iii) independent counsel if a quorum of disinterested directors so directs, that indemnification of the indemnitee is proper because he has met the applicable standard of conduct. Section 145 provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise.

  Article XI of the Company's By-Laws provides, in substance, that directors, officers, employees and agents shall be indemnified to the fullest extent permitted by Section 145 of the DGCL.

  Article Tenth of the Company's Certificate of Incorporation provides that the Company shall indemnify any and all persons permitted to be indemnified by
Section 145 of DGCL to the fullest extent permitted by the DGCL.

  The form of Underwriting Agreement filed as Exhibit 1.0 to this Registration Statement contains certain provisions for indemnification of directors and officers of the Company and the Underwriters against civil liabilities under the Securities Act.

ITEM 16. EXHIBITS(* denotes filed herewith)
              (** denotes to be filed by Amendment)

   **1.   Underwriting Agreement.
     4.1  Specimen Certificate for shares of Common Stock of the Registrant.
           (Exhibit to Registrant's Report on Form 10-K for the year ended
           December 31, 1991, File No. 0-15562).
     4.2  Form of Representative's Warrants, as amended (Exhibit to
           Registrant's Registration Statement on Form S-4, File No. 33-30242).
     4.3  Form of Agreement Amending Representative's Warrants dated as of May
           30, 1989 entered into between Registrant and the warrant holders
           (Exhibit to the Registrant's Registration Statement on Form S-4,
           File No. 33-30242).
   **5.   Opinion of LeBoeuf, Lamb, Greene & MacRae, L.L.P.
    10.1  First Amendment to the Rise Technology Inc. 1983 Stock Option Plan
           (as amended and restated effective August 5, 1987) (Exhibit to the
           Registrant's Registration Statement on Form S-4, File No. 33-30242).
    10.2  Nonqualified Stock Option Substitution Agreement for Nonemployee
           Directors of Registrant (Exhibit to the Registrant's Registration
           Statement on Form S-4, File No. 33-30242).
    10.3  Nonqualified Stock Option Substitution Agreement for Employees of
           Registrant (Exhibit to the Registrant's Registration Statement on
           Form S-4, File No. 33-30242).
    10.4  Technical Information and Patent License Agreement effective as of
           August 1, 1987 by and between American Telephone and Telegraph and the Registrant's Delaware subsidiary (Exhibit to Registrant's Report on Form 10-Q for the quarter ended September 30, 1989, No. 0-15562).
    10.5  Certificate of Limited Partnership of Cee Associates Limited
           Partnership (Exhibit to Registrant's Report on Form 10-Q for the
           quarter ended September 30, 1989, No. 0-15562).
    10.6  Loan Agreement dated September 2, 1983 by and between the Connecticut
           Development Authority and Cee Associates Limited Partnership
           (Exhibit to Registrant's Report on Form 10-Q for the quarter ended
           September 30, 1989, No. 0-15562).
    10.7  Indenture of Trust dated September 2, 1983 by and between the
           Connecticut Development Authority and Citytrust, as Trustee (Exhibit
           to Registrant's Report on Form 10-Q for the quarter ended September
           30, 1989, No. 0-15562).
    10.8  Guaranty dated September 2, 1983 from Christos J. Totolis, Robert J.
           Schock and Frederick Masotta in favor of Citytrust, as Trustee
           (Exhibit to Registrant's Report on Form 10-Q for the quarter ended
           September 30, 1989, No. 0-15562).
    10.9  Purchase Agreement, effective October 15, 1989, by and between Bell
           South Service Incorporated and Registrant (Exhibit to the
           Registrant's Delaware's subsidiary Report on Form 10-Q for the quarter ended March 31, 1990, No. 0-15562).
    10.10 Employment Agreement dated as of May 12, 1992, by and between the
           Registrant's Delaware subsidiary and Robert J. Schock (Exhibit to the Registrant's Report on Form 10-K for the year ended December 31,
           1992, No. 0-15562).
    10.11 Agreement between US West Business Resources, Inc., as agent for US
           West Communications, Inc., and the Registrant, as amended by
           Amendment No. One, dated July 23, 1993 (Exhibit to Registrant's
           Report on Form 10-Q for the quarter ended June 30, 1993, File No. 0-
           15562).

    10.12 Loan and Security Agreement, dated April 11, 1994, between
           Registrant's Delaware subsidiary and People's Bank (Exhibit to
           Registrant's Report on Form 10-Q for the quarter ended June 30,
           1994, File No. 0-15562).
    10.13 Continuing Guaranty from the Registrant to People's Bank (Exhibit to
           Registrant's Report on Form 10-Q for the quarter ended June 30,
           1994, File No. 0-15562).
    10.14 Application and Reimbursement Agreement for Irrevocable Documentary
           Letter of Credit between the Registrant's Delaware subsidiary and
           People's Bank (Exhibit to Registrant's Report on Form 10-Q for the
           quarter ended June 30, 1994, File No. 0-15562).
    10.15 Registrant's 1994 Long Term Incentive Plan (Exhibit to Registrant's
           Report on Form 10-Q for the quarter ended June 30, 1994, File No. 0-
           15562).
    10.16 Form of Incentive Stock Option Agreement (Exhibit to Registrant's
           Report on Form 10-Q for the quarter ended June 30, 1994, File No. 0-
           15562)
    10.17 First Amendment to Loan and Security Agreement, dated as of August
           29, 1994, between the Registrant's Delaware subsidiary and People's
           Bank (Exhibit to Registrant's Registration Statement on Form S-2,
           File No. 33-84274).
    10.18 Form of Revolving Credit Note, dated August 29, 1994, from the
           Registrant's Delaware subsidiary to People's Bank (Exhibit to
           Registrant's Registration Statement on Form S-2, File No. 33-84274).
    10.19 Confirmation of Continuing Guaranty, dated as of August 29, 1994 from the Registrant to People's Bank (Exhibit to Registrant's
           Registration Statement on Form S-2, File No. 33-84274).
    10.20 Strategic Alliance Agreement, dated September 1994, between the
           Registrant and Standard Telecommunications, Ltd. (Exhibit to
           Registrant's Registration Statement on Form S-2, File No. 33-84274)
    10.21 Lease Agreement dated as of September 1, 1994 between Cee Associates
           Limited Partnership and the Registrant's Delaware subsidiary
           (Exhibit to Registrant's Registration Statement on Form S-2, File
           No. 33-84274).
    10.22 Strategic Alliance Agreement, dated as of January 16, 1995, between the Registrant and US Order (Exhibit to Registrant's Report on Form
           10-K of the year ended December 31, 1994, File No. 0-15562).
    10.23 Amendment No. 2, dated September 29, 1994, to Agreement between US
           West Communications, Inc. and the Registrant (Exhibit to
           Registrant's Report on Form 10-K of the year ended December 31,
           1994, File No. 0-15562).
    10.24 Letter evidencing amendment to credit facility dated March 24, 1995 from People's Bank to the Registrant's Delaware subsidiary (Exhibit to Registrant's Report on Form 10-Q for the quarter ended March 31,
           1995, File No. 0-15562).
    10.25 Stock Exchange Agreement by and among US Order, Inc. and the
           Registrant dated as of April 6, 1995 (Exhibit to Registrant's
           Registration Statement on Form 8-B, File No. 1-11057).
    10.26 Joint Venture Agreement between Barry Blau & Partners, Inc. and the
           Registrant dated as of May 16, 1995 (Exhibit to Registrant's
           Registration Statement on Form 8-B, File No. 1-11057).
    10.27 Sublease made as of May 1, 1995 between TIE/communications Canada
           Inc. and CDT Canada Corp. (Exhibit to Registrant's Registration
           Statement on Form 8-B, File No. 1-11057).
   *10.28 Listing Agreement, dated May 19, 1995, between the Registrant and the
           American Stock Exchange.

     11. Statement regarding computation of per share earnings (Exhibit to the Registrant's Report on Form 10-K for the year ended December 31,
           1994, File No. 0-15562).
    *23.1 Consent of Deloitte & Touche LLP.
   **23.2 Consent of LeBoeuf, Lamb, Greene & MacRae, L.L.P. (included in the opinion listed as Exhibit 5 hereto and incorporated herein by reference).
    *24. Power of Attorney (included on signature pages of this registration statement).

ITEM 17. UNDERTAKINGS

  The undersigned registrant hereby undertakes:

    (1) To provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchase.

    (2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (3) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (4) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE TOWN OF NEW MILFORD, STATE OF CONNECTICUT ON THE 6TH DAY OF JUNE, 1995.

                                          Colonial Data Technologies Corp.

                                                   /s/ Robert J. Schock
                                          By: _________________________________
                                                     ROBERT J. SCHOCK
                                             ITS PRESIDENT AND CHIEF EXECUTIVE
                                                          OFFICER

  Know All Men By These Presents, that each person whose signature appears above or below hereby appoints each of ROBERT J. SCHOCK and WALTER M. FIEDEROWICZ, individually, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him in his name, place and stead, in any and all capacities to sign and file any and all amendments to this registration statement under the Securities Act of 1933, and all exhibits and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

             SIGNATURES                        TITLE                 DATE

        /s/ Robert J. Schock           President and Chief       June 6, 1995
- -------------------------------------   Executive Officer,
          ROBERT J. SCHOCK              Director (Principal
                                        Executive Officer)

        /s/ John N. Giamalis           Vice President -          June 6, 1995
- -------------------------------------    Finance,
          JOHN N. GIAMALIS              Secretary,
                                        Treasurer,
                                        (Principal
                                        Financial and
                                        Accounting Officer)

      /s/ Walter M. Fiederowicz        Chairman of the           June 6, 1995
- -------------------------------------   Board of Directors
        WALTER M. FIEDEROWICZ

    /s/ Frederick P. Masotta, Jr.      Director                  June 6, 1995
- -------------------------------------
      FREDERICK P. MASOTTA, JR.

   /s/ Constantine S. Macricostas      Director                  June 6, 1995
- -------------------------------------
     CONSTANTINE S. MACRICOSTAS

                                 EXHIBIT INDEX

                                                            PAGE IN SEQUENTIALLY
 EXHIBIT NO.            DESCRIPTION OF DOCUMENT                NUMBERED COPY
 -----------            -----------------------             --------------------
    10.28    Listing Agreement dated May 19, 1995 between
              the Company and the American Stock
              Exchange...................................
    23.1     Consent of Deloitte & Touche LLP............